                                                Filed Pursuant to Rule 424(b)(5)
                                                              File No. 333-81903
            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JULY 15, 1999

                                7,250,000 Shares

                           [AMERICAN FINANCIAL LOGO]

                                  Common Stock
                               ------------------

     Our common stock is listed on The New York Stock Exchange under the symbol "AFG." The last reported sale price on December 14, 2000 was $19.625 per share.

     Carl H. Lindner, Chairman of the Board, Chief Executive Officer and a principal shareholder of the company, and our Retirement and Savings Plan, will purchase 750,000 shares and 500,000 shares, respectively, of common stock in the offering. In the offering, Mr. Lindner and the Retirement and Savings Plan will pay the per share public offering price set forth below, net of any underwriting discounts and commissions.

     The underwriters have an option to purchase a maximum of 1,087,500 additional shares to cover over-allotments of shares.

                                                                        UNDERWRITING       PROCEEDS TO
                                                           PRICE TO     DISCOUNTS AND   AMERICAN FINANCIAL
                                                            PUBLIC       COMMISSIONS       GROUP, INC.
                                                         ------------   -------------   ------------------
Per Share............................................      $19.625        $1.030            $18.595
Total................................................    $140,993,750(1) $6,180,000 (2)  $134,813,750

(1) Includes 1,250,000 shares sold to Carl H. Lindner and the Retirement and Savings Plan at $18.595 per share.
(2) No underwriting discounts and commissions are to be paid in connection with the 1,250,000 shares sold to Carl H. Lindner and the Retirement and Savings Plan.

     Delivery of the shares of common stock will be made on or about December 20, 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
                            BEAR, STEARNS & CO. INC.
                                                   MERRILL LYNCH & CO.
          The date of this prospectus supplement is December 14, 2000.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT
                                   PROSPECTUS

                                        PAGE
                                        ----
SUMMARY...............................   S-1
USE OF PROCEEDS.......................   S-6
PRICE RANGE OF COMMON STOCK...........   S-6
DIVIDEND POLICY.......................   S-6
CAPITALIZATION........................   S-7
BUSINESS..............................   S-8
UNDERWRITING..........................  S-18
NOTICES TO CANADIAN RESIDENTS.........  S-20
LEGAL MATTERS.........................  S-21
EXPERTS...............................  S-21
SELECTED FINANCIAL INFORMATION........   F-1

                                        PAGE
                                        ----
ABOUT THE PROSPECTUS..................     i
WHERE YOU CAN FIND MORE INFORMATION...     i
AMERICAN FINANCIAL GROUP, INC.........     1
USE OF PROCEEDS.......................     3
RATIO OF EARNINGS TO FIXED CHARGES....     3
DESCRIPTION OF THE SECURITIES WE MAY
  OFFER...............................     3
DESCRIPTION OF COMMON STOCK...........    16
PLAN OF DISTRIBUTION..................    17
LEGAL MATTERS.........................    18
EXPERTS...............................    18

                            ------------------------

                           FORWARD-LOOKING STATEMENTS

     This prospectus supplement, the accompanying prospectus and the information incorporated by reference in them contain or incorporate by reference certain forward-looking statements that are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes", "expects", "may", "will", "should", "seeks", "approximately", "intends", "plans", "estimates", "anticipates" or the negative version of those words or other comparable terminology. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including:

     - changes in economic conditions, including interest rates, performance of securities markets, and the availability of capital;
     - regulatory actions;
     - changes in legal environment;
     - tax law changes;
     - levels of catastrophes and other major losses;
     - adequacy of loss reserves;
     - availability of reinsurance; and
     - competitive pressures, including the ability to obtain rate increases.

Forward-looking statements speak only as of the date made. We undertake no obligations to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made. For a discussion of factors that could cause actual results to differ, see the information contained in our publicly available filings with the SEC. These filings are described under the caption "Where You Can Find More Information" in the accompanying prospectus.
                            ------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                                    SUMMARY

     This summary highlights information about American Financial Group, Inc. and the offering. Because this is a summary, it may not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus supplement and the prospectus to which it relates.

                         AMERICAN FINANCIAL GROUP, INC.

INTRODUCTION

     We are engaged primarily in private passenger automobile and specialty property and casualty insurance businesses and in the sale of retirement annuities and life, supplemental health and long-term care insurance products. Our property and casualty operations originated in the 1800s and make up one of the 30 largest property and casualty groups in the United States based on 1999 statutory net premiums written. We are an Ohio corporation with headquarters located at One East Fourth Street, Cincinnati, Ohio 45202. Our telephone number is (513) 579-2121.

PROPERTY AND CASUALTY INSURANCE OPERATIONS

     Our property and casualty segment is organized into two major groups:
Personal and Specialty. Each group reports to an individual senior executive and is comprised of multiple business units which operate autonomously but with certain strong central controls and full accountability. Decentralized control allows each unit the autonomy necessary to respond to local and specialty market conditions while capitalizing on the efficiencies of centralized investment and administrative support functions.

     The Personal group writes primarily private passenger automobile liability and physical damage insurance and, to a lesser extent, homeowners' insurance. Historically the group has concentrated on sales in the nonstandard market covering drivers unable to obtain insurance through standard market carriers due to factors such as age, record of prior accidents, driving violations, particular occupation or type of vehicle. We believe that we are the second largest writer of nonstandard auto insurance through independent agents and the third largest overall.

     In addition to our nonstandard auto business, we have launched an expanded approach making personal automobile coverage available across a full spectrum of drivers with emphasis on the preferred and standard categories. Our approach is to develop tailored rates for our personal automobile customers based on a variety of factors, including the driving record of the insureds and the number of and type of vehicles covered.

     The Specialty group emphasizes the writing of insurance coverage where we are experts in particular lines of business or customer groups. The following are examples of such specialty businesses: Inland and Ocean Marine; Workers' Compensation; Agricultural-related; Executive and Professional Liability; Fidelity and Surety Bonds; and Umbrella and Excess coverage.

     Specialization is the key element of the underwriting success of these business units. Each unit has independent management with significant operating autonomy to oversee the important operational functions of its business such as underwriting, pricing, marketing, policy processing and claims service. These specialty businesses are opportunistic and their premium volume will vary based on current market conditions. We continually evaluate expansion in existing markets and opportunities in new specialty markets.

ANNUITIES, LIFE AND HEALTH OPERATIONS

     Through our 83%-owned subsidiary, Great American Financial Resources (formerly known as American Annuity Group, Inc.), we market primarily retirement annuity products as well as life, supplemental health and long-term care insurance. Traditional fixed annuity products have been sold primarily to employees of educational and other not-for-profit organizations. However, since 1996 Great American Financial Resources has offered variable and equity-indexed annuities. Premiums received on these products have increased from $83 million in 1997 to over $300 million in the first nine months of 2000. In addition to annuity products, Great American Financial Resources has broadened its focus to sell life and supplemental health products.

STRATEGY

     Our strategy is to allocate capital to niche insurance operations which we believe will bring a competitive advantage or in which we see unique opportunities. In implementing this strategy we adhere to the following operating philosophies:

     - Specialization. We seek niche opportunities where we believe our specialized skills, unique product or distribution provide a competitive advantage. By concentrating on these areas, we can take advantage of specialized skills and quickly respond to changing market dynamics.

     - Underwriting Profits. We believe that the key to achieving financial success in the property and casualty insurance business is to produce underwriting profits. This means that we are committed to price our products appropriately and to refrain from writing business that is not expected to produce an underwriting profit, even if it is necessary to forego premium growth to do so.

     - Conservative reserving practices. Actuarial analyses typically produce a range of acceptable reserve levels. Our property and casualty reserves have been toward the conservative end of those ranges for several years. We review our reserves quarterly and if changes in claims experience indicate that reserves may be in danger of developing to a deficient position, we act decisively to bring reserves to what we consider to be an appropriate level.

     - Cost management. We have begun sharing many back office functions across business lines to take advantage of economies of scale, while maintaining our specialty focus in dealing with our customers.

     Within each business segment, our operating philosophies translate into specific initiatives to improve performance and bring value to shareholders.

  Personal Group

     - Obtain appropriate pricing in our nonstandard automobile insurance operations. We are participating in the improving market for nonstandard auto by increasing rates 13% during the first nine months of 2000, and we expect to increase rates by 15% by the end of this year. These increases reflect a combination of changes in filed and approved rates and changes in other underwriting criteria on a weighted basis over the existing book of business. These rate actions, while moderating premium growth, are expected to improve profitability. We cannot be sure that these rate and underwriting changes will be fully realized.

     - Broaden automobile offerings to include more standard and preferred risks. We plan to leverage our pricing, underwriting and loss control expertise in nonstandard automobile insurance by expanding our marketing to standard and preferred risk drivers. Our goal is to price appropriately for the risk assumed, whether it is a preferred, standard or nonstandard risk.

     - Diversify distribution system. Our goal is to provide products to our customers at any time and in any manner that they desire, whether through independent agents or direct marketing channels including the Internet. The purchase of Worldwide Insurance Company in 1999 greatly enhanced our ability to sell products directly to consumers, including over the Internet. By the end of 2000, we expect to have the ability to sell over the Internet in as many as twelve states which together represent a majority of the U.S. auto insurance market.

  Specialty Group

     - Focus on specialized areas where our personnel are experts. Rather than compete in standard commercial lines, we focus on areas in which we believe our specialized knowledge, unique products or distribution provides a significant advantage.

     - React opportunistically to changing market conditions. We constantly reevaluate market conditions in the specialized lines that we write, and shift capital and give increased attention to those areas where market conditions allow for attractive returns. In our California workers' compensation business, we have achieved rate increases of 22% through the first nine months of this year, and we expect rate increases to exceed 40% on renewals in the fourth quarter and to implement further rate increases in 2001. Renewal rate increases in the remainder of our specialty businesses averaged in excess of 10% in the first nine months of this year. These rate actions, while moderating growth, are expected to improve profitability. We cannot be sure that these rate and underwriting changes will be fully realized.

     - Strategic realignment of non-performing lines. While most of our specialty lines have earned an underwriting profit and shown good growth, a few of our non-workers' compensation specialty operations have not shown underwriting profits and are the subject of strategic realignment. In each of these lines we are either taking significant rate increases to improve profitability or we are discontinuing the line. For example, we have recently discontinued our Massachusetts Municipality business and commercial aviation line because the returns achieved were not acceptable to us and we did not believe the specific market would allow for sufficient rate increases.

  Annuities, Life, Accident and Health Operations

     - Capitalize on long-time strength in education and not-for-profit sectors. We sell most of our traditional annuity products to employees of educational and other not-for-profit organizations. We believe that this base provides excellent persistency and attractive profitability.

     - Offer diverse products to respond to various investment market environments. From our origins as a provider of qualified fixed annuities to the education market, we have expanded our product offerings to provide equity based products, which we believe are more popular in rising equity markets, as well as supplemental health and long-term care products which we believe meet the lifestyle needs of our customers.

     - Grow life insurance operations. Three years ago, we re-established life insurance operations. We have been able to hire an experienced team of professionals with solid industry experience and strong relationships with distribution channels. Although these operations currently require significant investment to support their rapid growth, we believe that the investment will enable us to capitalize on market opportunities. Also, many of the independent agents of Great American Financial Resources offer life and supplemental health products of other insurance companies, and we believe Great American Financial Resources can leverage its relationships with these agents with similar product offerings.

PRINCIPAL SHAREHOLDERS

     At September 30, 2000, Carl H. Lindner, members of his immediate family and trusts for their benefit, and our Retirement and Savings Plan, beneficially owned approximately 49.2% and 12.8% of our outstanding voting common stock, respectively. Following the offering (including the purchase of 750,000 shares by Mr. Lindner and 500,000 shares by the Retirement and Savings Plan in the offering), the ownership of outstanding voting common stock by the Lindner family and the Retirement and Savings Plan will decrease to approximately 44.9% and 12.1%, respectively.

                                  THE OFFERING

Common stock offered................     7,250,000 shares

Common stock to be outstanding after
this offering.......................     66,004,411 shares

Use of proceeds.....................     To provide working capital for our
                                         property and casualty insurance
                                         subsidiaries

New York Stock Exchange symbol......     "AFG"

     Unless otherwise noted, we assume in this prospectus supplement that the underwriters will not exercise their over-allotment option.

     The number of shares of common stock shown above to be outstanding after this offering is based on the number of shares outstanding on September 30, 2000, and excludes unissued shares reserved under various employee compensation plans -- namely, 5,487,025 shares issuable upon exercise of stock options under our stock option plan, at a weighted average exercise price of $29.40 per share; 1,329,888 shares reserved for issuance pursuant to stock options not yet granted under our stock option plan; 2,331,408 shares reserved for issuance under an employee stock purchase plan; and 500,000 shares reserved for issuance under a deferred compensation plan. It also excludes 18,666,614 shares held by certain of our subsidiaries but includes 1,364,478 shares held by a subsidiary for issuance to claimants and creditors of such subsidiary. In November 2000, approximately 280,000 shares were issued under our dividend reinvestment plan.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

     The summary financial information shown below (in millions, except per share amounts) is derived from, and should be read in conjunction with, the financial statements and other financial information which are incorporated by reference into this prospectus supplement.

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                             ---------------------     ---------------------------------
                                               2000        1999          1999        1998        1997
                                             ---------   ---------     ---------   ---------   ---------
EARNINGS STATEMENT DATA:
Total Revenues.............................  $ 2,833.3   $ 2,496.6     $ 3,334.5   $ 4,063.2   $ 4,026.3
Operating Earnings Before Income
  Taxes(a).................................       98.7       242.4         302.1       273.8       379.6
Earnings Before Extraordinary Items and
  Accounting Change........................       38.9(b)     132.8        147.0       125.2       199.5
Extraordinary Items........................         --        (2.3)         (1.7)        (.8)       (7.2)
Cumulative Effect of Accounting Change.....         --        (3.8)         (3.9)         --          --
Net Earnings...............................       38.9(b)     126.7        141.4       124.4       192.3
Basic Earnings per Common Share(c):
  Earnings before Extraordinary Items and
     Accounting Change.....................  $     .66   $    2.21     $    2.46   $    2.04   $     .77
  Net Earnings Available to Common
     Shares................................        .66        2.11          2.37        2.03         .65
Diluted Earnings per Common Share(c):
  Earnings before Extraordinary Items and
     Accounting Change.....................  $     .66   $    2.18     $    2.44   $    2.01   $     .76
  Net Earnings Available to Common
     Shares................................        .66        2.08          2.35        2.00         .64
Cash Dividends Paid per Share of Common
  Stock....................................  $     .75   $     .75     $    1.00   $    1.00   $    1.00
BALANCE SHEET DATA:
Total Assets...............................  $16,233.6   $16,018.6     $16,054.1   $15,845.2   $15,755.3
Long-term Debt:
  Holding Companies........................      546.8       498.5         492.9       415.5       386.7
  Subsidiaries.............................      191.0       239.2         239.7       176.9       194.1
Minority Interest..........................      492.9       494.8         489.3       521.8       513.0
Shareholders' Equity.......................    1,346.7     1,431.9       1,340.0     1,716.2     1,662.7
Book Value per Share.......................  $   22.92   $   24.52     $   22.94   $   28.17   $   27.24

---------------
(a) Excludes minority interest expense, equity in investee earnings (losses), extraordinary items and the cumulative effect of an accounting change.

(b) Includes special litigation charges of $23.3 million (after tax) or $.40 per share in the second quarter and a charge of $22.8 million (after tax) or $.39 per share to increase our California workers' compensation reserves during the third quarter.

(c) Per share results for 1997 are calculated after deducting a premium of $153.3 million over stated value on redemption of a subsidiary's preferred stock.

                            ------------------------

     Quarterly net earnings for the first nine months of 2000 were lower than those for the comparable quarters of 1999. We cannot determine at this time whether net earnings for the fourth quarter of 2000 will be higher or lower than those reported for the fourth quarter of 1999.

                                USE OF PROCEEDS

     We estimate that we will receive approximately $134,400,000 in net proceeds from this offering after deducting approximately $6,600,000 in underwriting discounts and commissions and our estimated expenses for this offering.

     We intend to use the net proceeds from this offering to provide working capital for our property and casualty insurance subsidiaries. Until we use the net proceeds of this offering, we intend to invest the net proceeds in U.S. Treasury and government agency obligations and high grade corporate debt securities and commercial paper.

     This use of proceeds does not reflect the underwriters' exercise of their over-allotment option. Additional net proceeds of approximately $20,222,000 , if the underwriters exercise their over-allotment option in full, will be used for general corporate purposes, which may include providing additional working capital for our property and casualty insurance subsidiaries or providing working capital for the parent companies.

                          PRICE RANGE OF COMMON STOCK

     Our common stock trades on The New York Stock Exchange under the symbol "AFG." The high and low sales prices, as reported by The New York Stock Exchange, are shown below.

                                                            HIGH        LOW
                                                           -------    -------
1998
First Quarter............................................  $ 44.19    $ 37.63
Second Quarter...........................................    45.75      42.38
Third Quarter............................................    44.88      32.38
Fourth Quarter...........................................    43.88      30.50

1999
First Quarter............................................    43.63      34.06
Second Quarter...........................................    37.38      33.00
Third Quarter............................................    35.44      29.56
Fourth Quarter...........................................    30.25      24.50

2000
First Quarter............................................    29.00      18.88
Second Quarter...........................................    29.00      24.38
Third Quarter............................................    26.43      23.13
Fourth Quarter(through December 14)......................    23.19      18.69

     The closing price of our common stock on The New York Stock Exchange on December 14, 2000 was $19.625 per share.

                                DIVIDEND POLICY

     For more than five years, we have paid quarterly dividends on our common stock of $0.25 per share in January, April, July and October. Our ability to pay dividends is dependent upon, among other things, the availability of dividends and tax sharing payments from our insurance company subsidiaries.

                                 CAPITALIZATION

     The following table shows our capitalization at September 30, 2000, and as adjusted to give effect to the sale of the common stock offered by this prospectus supplement based upon the public offering price of $19.625 per share and after deducting underwriting discounts and commissions and offering expenses of approximately $6,600,000.

                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                   (IN THOUSANDS)
Long-term debt:
  Direct obligations of AFG.................................  $  380,490    $  380,490
  Obligations of subsidiaries:
     American Financial Corporation and American Premier
      Underwriters, Inc. (parent only)......................     166,302       166,302
     Great American Financial Resources, Inc................     152,123       152,123
     Other subsidiaries.....................................      38,853        38,853
                                                              ----------    ----------
          Total long-term debt..............................     737,768       737,768
Minority interest (a).......................................     492,916       492,916
Shareholders' equity:
  Common Stock and capital surplus..........................     805,626       940,028
  Retained earnings.........................................     552,132       552,132
  Net unrealized gain on marketable securities, net of
     deferred income tax....................................     (11,100)      (11,100)
                                                              ----------    ----------
          Total shareholders' equity........................   1,346,658     1,481,060
                                                              ----------    ----------
Total capitalization........................................  $2,577,342    $2,711,744
                                                              ==========    ==========
Ratios:
  Long-term debt to total capitalization....................          29%           27%
  Long-term debt and subsidiary trust preferred securities
     to total capitalization................................          41%           39%
Book value per share........................................  $    22.92    $    22.44

---------------
(a) Minority interest represents the interests of noncontrolling shareholders in subsidiaries, including American Financial Corporation preferred stock and preferred securities issued by trust subsidiaries.

                                    BUSINESS

GENERAL

     We are a holding company and, through subsidiaries, are engaged primarily in property and casualty insurance businesses and in the sale of retirement annuities, life, supplemental health and long-term care insurance products. Our property and casualty operations originated in the 1800s and make up one of the 30 largest property and casualty groups in the United States based on 1999 statutory net premiums written. (Source: "Best's
Viewpoint -- Property/Casualty," July 24, 2000).

PROPERTY AND CASUALTY INSURANCE OPERATIONS

     Our property and casualty group is engaged primarily in private passenger automobile and specialty insurance businesses which we manage as two major business groups: Personal and Specialty. At September 30, 2000, our property and casualty insurance operations employed approximately 7,900 persons.

     Two significant actions in the last two years have served to refocus our property and casualty insurance operations. First, we sold substantially all of our Commercial lines division to Ohio Casualty Corporation in December 1998 for approximately $300 million plus warrants to purchase 6,000,000 shares of Ohio Casualty common stock. We received an additional $25 million in 2000 under a provision in the sale agreement related to the retention and growth of the insurance businesses acquired by Ohio Casualty. The commercial lines business sold generated net written premiums of approximately $230 million in 1998 before the sale and approximately $315 million in 1997.

     Second, we have focused much attention on expanding our distribution channels in order to make it more convenient for customers to obtain our insurance products. New distribution channels were enhanced by the April 1999 purchase of Worldwide Insurance Company. This acquisition accelerated our entry into the direct sale market, including over the Internet, and provided us with a significant base for selling not only private passenger auto insurance, but also a variety of other insurance products directly to consumers.

     We operate in a highly competitive industry affected by many factors which can cause significant fluctuations in our results of operations. The industry has historically been subject to pricing cycles characterized by periods of intense competition and lower premium rates (a "downcycle") followed by periods of reduced competition, reduced underwriting capacity due to lower policyholders' surplus and higher premium rates (an "upcycle"). The property and casualty insurance industry has been in an extended downcycle for over a decade, although we believe there are early indications of price firming and increases in certain specialty markets and in the private passenger automobile market.

     The primary objective of our property and casualty insurance operations is to achieve underwriting profitability. This focus on underwriting performance has resulted in a statutory combined ratio averaging 104.0% for the period 1995 to 1999, as compared to 105.4% for the property and casualty industry over the same period (Source: "Best's Review/Preview -- Property/Casualty" -- January 2000 Edition). We believe that product line diversification and underwriting discipline have contributed to our ability to consistently outperform the industry's underwriting results. Our philosophy is to refrain from writing business that is not expected to produce an underwriting profit even if it is necessary to limit premium growth to do so.

     Unless indicated otherwise, the financial information for the property and casualty insurance operations appearing in this prospectus supplement is presented based on GAAP and includes the Commercial lines division which we sold in 1998 for all periods prior to the sale date.

     The following table shows (in millions) certain balance sheet information of our property and casualty insurance operations:

                                         SEPTEMBER 30, 2000     1999      1998       1997
                                         ------------------    ------    -------    ------
GAAP BASIS
Total Assets...........................        $9,403          $9,487    $10,053    $9,212
Unearned Premiums......................         1,418           1,325      1,233     1,329
Loss and LAE Reserves..................         4,621           4,795      4,773     4,225
Shareholder's Equity...................         3,162           3,158      3,174     3,019
STATUTORY BASIS
Admitted Assets........................        $6,277          $6,332    $ 6,463    $6,983
Unearned Premiums......................         1,124           1,005        914     1,133
Loss and LAE Reserves..................         3,516           3,525      3,702     3,475
Capital and Surplus....................         1,579           1,664      1,840     1,916

     The following table shows the performance of our property and casualty insurance operations (dollars in millions):

                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,             YEAR ENDED DECEMBER 31,
                                        ------------------        ----------------------------
                                         2000        1999          1999      1998        1997
                                        ------      ------        ------    ------      ------
Net written premiums..................  $1,972      $1,689        $2,263    $2,609(a)   $2,858(a)
                                        ======      ======        ======    ======      ======
Net earned premiums...................  $1,857      $1,681        $2,211    $2,699      $2,824
Loss and LAE..........................   1,464       1,188         1,589     2,001       2,076
Special A&E charge....................      --          --            --       214          --
Underwriting expenses.................     553         503           661       764         783
Policyholder dividends................       3           4             4         9           7
                                        ------      ------        ------    ------      ------
Underwriting loss.....................  $ (163)     $  (14)       $  (43)   $(289)      $ (42)
                                        ======      ======        ======    ======      ======
GAAP ratios:
  Loss and LAE ratio..................    78.8%       70.7%         71.9%     82.1%       73.5%
  Underwriting expense ratio..........    29.8        29.9          29.9      28.3        27.7
  Policyholder dividend ratio.........      .2          .2            .2        .3          .2
                                        ------      ------        ------    ------      ------
  Combined ratio......................   108.8%(b)   100.8%        102.0%    110.7%(c)   101.4%
                                        ======      ======        ======    ======      ======
Statutory ratios:
  Loss and LAE ratio..................    79.7%       72.2%         73.4%     82.7%       73.4%
  Underwriting expense ratio..........    29.0        30.5          30.0      27.9        27.3
  Policyholder dividend ratio.........      .2          .2            .3        .5          .7
                                        ------      ------        ------    ------      ------
  Combined ratio......................   108.9%(b)   102.9%        103.7%    111.1%(c)   101.4%
                                        ======      ======        ======    ======      ======
Industry statutory combined
  ratio(d)............................     n/a       106.3%        107.7%    105.6%      101.6%

---------------
(a) Includes $232 million in 1998 and $315 million in 1997 generated by the Commercial lines that were sold in December 1998.

(b) Includes an increase of 1.9 percentage points for third quarter strengthening of California workers' compensation reserves.

(c) The 1998 combined ratios include effects of the strengthening of insurance reserves relating to asbestos and other environmental matters ("A&E") of 7.9 percentage points (GAAP) and 8.0 percentage points (statutory).

(d) Ratios are derived from "Best's Viewpoint -- Property/Casualty" (April 10, 2000 Edition) and "BestWeek -- Property/Casualty" (December 13, 1999 Edition). An industry ratio for the nine months ended September 30, 2000 is not expected to be available until the second week of December 2000.

     As with other property and casualty insurers, our operating results can be adversely affected by unpredictable catastrophe losses. Certain natural disasters (hurricanes, tornadoes, floods, forest fires, etc.) and other incidents of major loss (explosions, civil disorder, fires, etc.) are classified as catastrophes by industry associations. Losses from these incidents are usually tracked separately from other business of insurers because of their sizable effects on overall operations. We generally seek to reduce our exposure to such events through individual risk selection and the purchase of reinsurance.

     For further discussion of property and casualty results of operations, please see "Management's Discussion and Analysis of Selected Financial Information -- Results of Operations" beginning on page F-19.

  Personal

     Our Personal group writes primarily private passenger automobile liability and physical damage insurance, and to a lesser extent, homeowners' insurance. The Personal group writes business in all states except Hawaii. Historically, we have derived the majority of our auto premiums from sales in the nonstandard market covering drivers unable to obtain insurance through standard market carriers due to factors such as age, record of prior accidents, driving violations, particular occupation or type of vehicle. Though our Personal group will continue to write coverage in this market, we have launched an expanded approach making personal automobile coverage available to drivers across a full spectrum from preferred to nonstandard risks with emphasis on the preferred and standard categories. Our approach to the personal auto business is to develop tailored rates for customers based on a variety of factors, including the driving record of the insureds, the number of and type of vehicles covered and other factors.

     In the homeowners' business, we attempt to limit exposure in locations which have significant catastrophic potential (such as windstorms, earthquakes and hurricanes). Since the beginning of 1998, we have ceded 90% of our homeowners' business through reinsurance agreements.

     The following table shows the performance of our Personal group operations (dollars in millions):

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                            ------------------        --------------------------
                                             2000       1999           1999      1998      1997
                                            -------    -------        ------    ------    ------
Net written premiums......................  $  997     $  839         $1,154    $1,279    $1,345
                                            ======     ======         ======    ======    ======
Net earned premiums.......................     940        875         $1,163    $1,290    $1,357
Loss and LAE..............................     774        661            881       958     1,019
Underwriting expenses.....................     238        215            290       298       318
Policyholder dividends....................      --         --             --        --        (1)
                                            ------     ------         ------    ------    ------
Underwriting profit (loss)................  $  (72)    $   (1)        $   (8)   $   34    $   21
                                            ======     ======         ======    ======    ======
GAAP ratios:
  Loss and LAE ratio......................    82.3%      75.6%          75.7%     74.2%     75.1%
  Underwriting expense ratio..............    25.3       24.6           25.0      23.1      23.5
  Policyholder dividend ratio.............      --         --             --        --       (.1)
                                            ------     ------         ------    ------    ------
  Combined ratio..........................   107.6%     100.2%         100.7%     97.3%     98.5%
                                            ======     ======         ======    ======    ======
Statutory ratios:
  Loss and LAE ratio......................    82.5%      75.6%          75.6%     74.3%     75.2%
  Underwriting expense ratio..............    25.2       25.2           25.4      22.4      22.9
                                            ------     ------         ------    ------    ------
  Combined ratio..........................   107.7%     100.8%         101.0%     96.7%     98.1%
                                            ======     ======         ======    ======    ======
Industry statutory combined ratio(a)......     n/a      104.8%         105.4%    104.3%    100.1%
                                                       ======         ======    ======    ======

---------------
(a) Ratios are derived from "Best's Viewpoint -- Property/Casualty" (April 10, 2000 Edition) and "BestWeek -- Property/Casualty" (December 13, 1999 Edition). An industry ratio for the nine months ended September 30, 2000 is not expected to be available until the second week of December 2000.

     For further discussion of property and casualty results of operations, please see "Management's Discussion and Analysis of Selected Financial Information -- Results of Operations" beginning on page F-19.

  Specialty

     Our Specialty group emphasizes the writing of specialized insurance coverage where our personnel are experts in particular lines of business or customer groups. The following are examples of such specialty businesses:

     - Inland and Ocean Marine: Provides coverage primarily for marine cargo, boat dealers, marina operators/dealers, excursion vessels, builder's risk, contractor's equipment, excess property and motor truck cargo.

     - Workers' Compensation: Writes coverage for prescribed benefits payable to employees (principally in California) who are injured on the job.

     - Agricultural-related: Provides federally reinsured multi-peril crop (allied lines) insurance covering most perils as well as crop hail, equine mortality and other coverages for full-time operating farms/ranches and agribusiness operations on a nationwide basis.

     - Executive and Professional Liability: Markets liability coverage for attorneys and for directors and officers of businesses and not-for-profit organizations.

     - Fidelity and Surety Bonds: Provides surety coverage for various types of contractors and public and private corporations and fidelity and crime coverage for government, mercantile and financial institutions.

     - Lender Services: Provides coverage for insurance risk management programs for lending and leasing institutions.

     - Umbrella and Excess: Provides large liability coverage in excess of primary layers.

     Specialization is the key element to the underwriting success of these business units. Each unit has independent management with significant operating autonomy to oversee the important operational functions of its business such as underwriting, pricing, marketing, policy processing and claims service. These specialty businesses are opportunistic and their premium volume will vary based on prevailing market conditions. We continually evaluate expansion in existing markets and opportunities in new specialty markets, but only in areas that meet our profitability objectives.

     The following table shows the performance of our Specialty group operations (dollars in millions):

                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                          ------------------        --------------------------
                                           2000        1999          1999      1998      1997
                                          ------      ------        ------    ------    ------
Net written premiums....................  $  975      $  850        $1,111    $1,312(a) $1,468(a)
                                          ======      ======        ======    ======    ======
Net earned premiums.....................  $  917      $  805        $1,048    $1,372    $1,429
Loss and LAE............................     681         522           702       979       967
Underwriting expenses...................     315         287           370       451       454
Policyholder dividends..................       3           4             4         9         8
                                          ------      ------        ------    ------    ------
Underwriting profit (loss)..............  $  (82)     $   (8)       $  (28)   $  (67)   $   --
                                          ======      ======        ======    ======    ======
GAAP ratios:
  Loss and LAE ratio....................    74.3%       64.9%         67.0%     71.4%     67.6%
  Underwriting expense ratio............    34.3        35.6          35.3      32.9      31.8
  Policyholder dividend ratio...........      .3          .5            .4        .7        .6
                                          ------      ------        ------    ------    ------
  Combined ratio........................   108.9%(b)   101.0%        102.7%    105.0%    100.0%
                                          ======      ======        ======    ======    ======
Statutory ratios:
  Loss and LAE ratio....................    76.1%       67.9%         70.2%     72.1%     67.6%
  Underwriting expense ratio............    32.9        35.7          34.8      34.1      31.5
  Policyholder dividend ratio...........      .4          .4            .5       1.0       1.4
                                          ------      ------        ------    ------    ------
Combined ratio..........................   109.4%(b)   104.0%        105.5%    107.2%    100.5%
                                          ======      ======        ======    ======    ======
Industry statutory combined ratio(c)....     n/a       107.8%        109.6%    107.3%    103.7%
                                                      ======        ======    ======    ======

---------------
(a) Includes $232 million in 1998 and $315 million in 1997 generated by the Commercial lines that were sold in December 1998.

(b) Includes an increase of 3.8 percentage points for third-quarter strengthening of California workers' compensation reserves.

(c) Ratios are derived from "Best's Viewpoint -- Property/Casualty" (April 10, 2000 Edition) and "BestWeek -- Property/Casualty" (December 13, 1999 Edition). An industry ratio for the nine months ended September 30, 2000 is not expected to be available until the second week of December 2000.

     For further discussion of property and casualty results of operations, please see "Management's Discussion and Analysis of Selected Financial Information -- Results of Operations" beginning on page F-19.

  Reinsurance

     Consistent with standard practice of most insurance companies, we reinsure a portion of our business with other insurance companies and assume a relatively small amount of business from other insurers. Ceding reinsurance permits diversification of risks and limits the maximum loss arising from large or unusually hazardous risks or catastrophic events. The availability and cost of reinsurance are subject to prevailing market conditions which may affect the volume and profitability of business that is written. We are subject to credit risk with respect to our reinsurers, as the ceding of risk to reinsurers generally does not relieve us of liability to our insureds until claims are fully settled.

     We regularly monitor the financial strength of our reinsurers. This process periodically results in the transfer of risks to more financially secure reinsurers. Substantially all reinsurance is ceded to reinsurers having more than $100 million in capital and A.M. Best ratings of "A-" or better. Premiums written for reinsurance ceded and assumed are presented in the following table (in millions):

                                                      NINE MONTHS ENDED
                                                      SEPTEMBER 30, 2000    1999    1998    1997
                                                      ------------------    ----    ----    ----
Reinsurance ceded...................................         $656           $898    $788    $614
Reinsurance assumed -- including involuntary pools
  and associations..................................           35             48      38      89

  Loss and Loss Adjustment Expense Reserves

     Our consolidated financial statements include the estimated liability for unpaid losses and LAE of our insurance subsidiaries, including business reinsured (amounts recoverable from reinsurers are shown as an asset in the balance sheet). The liability represents estimates of the ultimate net cost of all unpaid losses and LAE and is determined by using case-basis evaluations and actuarial projections. These estimates are subject to the effects of changes in claim amounts and frequency and are periodically reviewed and adjusted as additional information becomes known. In accordance with industry practices, such adjustments are reflected in current year operations.

     Future costs of claims are projected based on historical trends adjusted for changes in underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and LAE is inherently judgmental and is influenced by factors which are subject to significant variation. Through the use of analytical reserve development techniques, we monitor items such as the effect of inflation on medical, hospitalization, material, repair and replacement costs, general economic trends and the legal environment. Although we believe that the reserves currently established reflect a reasonable provision for the ultimate cost of all losses and claims, actual development may vary materially.

     We recognize underwriting profit only when realization is reasonably determinable and assured. In certain specialty businesses, where experience is limited or where there is potential for volatile results, we hold reasonable "incurred but not reported" reserves and do not recognize underwriting profit until the experience matures.

  Asbestos and Environmental Reserves

     Establishing reserves for A&E claims is subject to uncertainties that are greater than those presented by other types of claims. Factors contributing to those uncertainties include a lack of sufficiently detailed historical data, long reporting delays, uncertainty as to the number and identity of insureds with potential exposure, unresolved legal issues regarding policy coverage, and the extent and timing of any such contractual liability. Courts have reached different and sometimes inconsistent conclusions as to when a loss is deemed to have occurred, what policies provide coverage, what claims are covered, whether there is an insured obligation to defend, how policy limits are determined and other policy provisions. We believe these issues are not likely to be resolved in the near future.

     As part of our continuing process of monitoring appropriate reserve needs and prompted by the retention of certain A&E exposures under the agreement covering the sale of our Commercial lines division, we conducted a thorough study of our A&E exposures in 1998. Our study was reviewed by independent actuaries who used state-of-the-art actuarial techniques that have wide acceptance in the industry. We recorded a charge of $214 million in 1998 to increase A&E reserves to our best estimate of the ultimate liability. At December 31, 1999, our three year survival ratio was approximately 15 times average paid losses. A.M. Best has reported that it believes that the average three year survival ratio for property and casualty insurance companies at that date was approximately 7.8 times paid losses. (Source: "Best's
Viewpoint -- Property/ Casualty" October 26, 2000). The survival ratio is derived by dividing reserves for A&E exposures by annual paid losses for A&E exposures and is used in the industry as a measure of A&E claim reserves.

ANNUITY AND LIFE OPERATIONS

     Our annuity and life operations are conducted through Great American Financial Resources, Inc. (formerly known as American Annuity Group, Inc.), a holding company which markets primarily retirement annuity products as well as life and supplemental health insurance. Great American Financial Resources sells most of its traditional annuity products to employees of educational and other not-for-profit organizations. Its common stock is traded on The New York Stock Exchange under the symbol "GFR." Great American Financial Resources and its subsidiaries employ approximately 1,900 persons.

  Retirement Products

     Great American Financial Resources' principal retirement products are Flexible Premium Deferred Annuities and Single Premium Deferred Annuities. Annuities are long-term retirement saving instruments that benefit from income accruing on a tax-deferred basis. The issuer of the annuity collects premiums, credits interest on the policy and pays out a benefit upon death, surrender or annuitization. FPDAs are characterized by premium payments that are flexible in both amount and timing as determined by the policyholder. SPDAs are issued in exchange for a one-time lump-sum premium payment.

     The following table (in millions) presents combined financial information concerning Great American Financial Resources' principal annuity subsidiaries.

                                                 SEPTEMBER 30,
                                                     2000              1999      1998      1997
                                                 -------------        ------    ------    ------
GAAP BASIS
Total Assets...................................     $6,903            $6,657    $6,549    $6,289
Fixed Annuity Reserves.........................      5,299             5,349     5,396     5,355
Variable Annuity Reserves......................        576               354       120        37
Stockholders' Equity...........................        838               801       862       770
STATUTORY BASIS
Total Assets...................................     $6,635            $6,493    $6,159    $5,977
Fixed Annuity Reserves.........................      5,411             5,564     5,538     5,469
Variable Annuity Reserves......................        576               354       120        37
Capital Accounts:
  Capital and Surplus..........................        393               404       350       317
  Asset Valuation Reserve......................         70                67        63        65
  Interest Maintenance Reserve.................          3                10        21        24
                                                    ------            ------    ------    ------
     Total Capital Accounts....................        466               481       434       406
Annuity Receipts:
  Flexible Premium:
     First Year................................     $   45            $   55    $   45    $   38
     Renewal...................................        111               145       149       160
                                                    ------            ------    ------    ------
                                                       156               200       194       198
  Single Premium:..............................        389               388       327       291
                                                    ------            ------    ------    ------
  Total Annuity Receipts.......................     $  545            $  588    $  521    $  489
                                                    ======            ======    ======    ======

     At December 31, 1999, Great American Financial Resources had approximately 280,000 annuity policies in force. Great American Financial Resources seeks to maintain a desired spread between the yield on its investment portfolio and the rate it credits to its fixed rate annuities. Great American Financial Resources designs its products with certain provisions to encourage policyholders to maintain their funds with Great

American Financial Resources for at least five to ten years. Partly due to these features, annuity surrenders have averaged less than 10% of statutory reserves over the past five years.

     Annuity contracts are generally classified as either fixed rate (including equity-indexed) or variable. The following table presents premiums by classification:

                                                            SEPTEMBER 30,
                                                                2000         1999    1998    1997
                                                            -------------    ----    ----    ----
PREMIUMS
Traditional fixed.........................................        45%         55%     72%     83%
Variable..................................................        47          35      17       9
Equity-indexed............................................         8          10      11       8
                                                                 ---         ---     ---     ---
                                                                 100%        100%    100%    100%
                                                                 ===         ===     ===     ===

     With a traditional fixed rate annuity, the interest crediting rate is initially set by the issuer and thereafter may be changed from time to time by the issuer subject to any guaranteed minimum interest crediting rates in the policy.

     Industry sales of variable annuities have increased substantially over the last ten years as investors have sought to obtain the returns available in the equity markets while enjoying the tax-deferred status of annuities. With a variable annuity, the earnings credited to the policy vary based on the investment results of the underlying investment options chosen by the policyholder. Premiums directed to the variable options in policies issued by Great American Financial Resources are invested in funds managed by various independent investment managers. Great American Financial Resources earns a fee on amounts deposited into variable accounts. Policyholders may also choose to direct all or a portion of their premiums to various fixed rate options, in which case Great American Financial Resources earns a spread on amounts deposited.

     An equity-indexed fixed annuity provides policyholders with a crediting rate tied, in part, to the performance of an existing market index while protecting them against the related downside risk through a guarantee of principal. Great American Financial Resources hedges the equity-based risk component of this product through the purchase of call options on the appropriate index. These options are designed to offset substantially all of the increases in the liabilities associated with equity-indexed annuities.

  Life, Accident and Health Products

     Great American Financial Resources offers a variety of life, accident and health products, including cancer, universal life, traditional whole life, long-term care, hospital indemnity and short-term disability insurance. Many products are marketed through payroll deduction plans and credit unions. The life, accident and health group produced $187 million of statutory premiums in the first nine months of 2000, $126 million in 1999, $104 million in 1998 and $42 million in 1997. It also had more than 740,000 policies and $11.9 billion of life insurance in force at December 31, 1999.

INVESTMENT PORTFOLIO

     Our goal with respect to our investment portfolio is to maximize return on an ongoing basis rather than focusing on short-term performance. A summary of our investment portfolio at September 30, 2000 follows (in millions).

                                                              CARRYING
                                                               VALUE        %
                                                              --------    -----
Fixed Maturities:
  U.S. Government and Agencies..............................  $   537       4.8%
  State and Municipal.......................................      379       3.4
  Foreign Government........................................       79       0.7
  Public Utilities..........................................      593       5.3
  Mortgage-Backed Securities................................    2,583      23.1
  Corporate and Other.......................................    5,716      51.1
  Redeemable Preferred Stocks...............................       80       0.7
                                                              -------     -----
                                                                9,967      89.1
Cash and Short-term Investments.............................      268       2.4
Other Stocks................................................      317       2.8
Investment in Chiquita......................................      153       1.4
Policy Loans................................................      215       1.9
Real Estate and Other Investments...........................      271       2.4
                                                              -------     -----
                                                              $11,191     100.0%
                                                              =======     =====

FIXED MATURITY INVESTMENTS

     Our fixed maturities portfolio is invested primarily in taxable bonds. The National Association of Insurance Commissioners assigns quality ratings which range from Class 1 (highest quality) to Class 6 (lowest quality). The following table shows our bonds and redeemable preferred stocks, by National Association of Insurance Commissioners designation (and comparable Standard & Poor's Corporation rating) as of September 30, 2000 (dollars in millions).

NAIC RATING              COMPARABLE S&P RATING      CARRYING VALUE      %
-----------            -------------------------    --------------    -----
     1                 AAA, AA, A                       $7,016         70.4%
     2                 BBB                               2,030         20.4
                                                        ------        -----
                       Total Investment Grade            9,046         90.8
                                                        ------        -----
     3                 BB                                  403          4.0
     4                 B                                   414          4.1
     5                 CCC, CC, C                           91          1.0
     6                 D                                    13          0.1
                                                        ------        -----
                       Total Noninvestment Grade           921          9.2
                                                        ------        -----
                       Total                            $9,967        100.0%
                                                        ======        =====

     Our primary investment objective for fixed maturities is to earn interest and dividend income rather than to realize capital gains. We invest in bonds and redeemable preferred stocks that have primarily short-term and intermediate-term maturities. The average life of our fixed maturity investments is about six years. This practice allows flexibility in reacting to fluctuations of interest rates.

  Equity Investments

     Our equity investment practice permits concentration of attention on a relatively limited number of companies. Some of the equity investments, because of their size, may not be as readily marketable as the typical small investment position. Alternatively, a large equity position may be attractive to persons seeking to control or influence the policies of a company and our concentration in a relatively small number of companies may permit us to identify investments with above average potential to increase in value.

     At September 30, 2000, we owned 24 million shares (36%) of Chiquita Brands International, Inc. common stock. Chiquita is a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods. In addition to bananas, these products include a wide variety of other fresh fruits and vegetables; fruit and vegetable juices and beverages; processed bananas and other processed fruits and vegetables; private-label and branded canned vegetables; fresh cut and ready-to-eat salads; and edible oil-based consumer products.

     The carrying value of our investment in Chiquita was $153 million at September 30, 2000. Market value at that date was $75 million, and at November 1, 2000 it was $47 million. In 1993, the European Union ("EU") implemented a regulatory system governing the importation of bananas in the EU. This quota system, which has been ruled illegal by the World Trade Organization, has significantly adversely impacted Chiquita's sales and market share in Europe as well as banana prices in other worldwide markets. To date, the United States government has been unable to obtain relief from the EU. These factors and others have led to a significant decline in Chiquita's operating results and in the quoted market value of our Chiquita investment. Should we conclude that the decline in the quoted market price of our Chiquita investment is other than temporary, we would recognize a writedown of the investment.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting agreement dated December 14, 2000, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Bear Stearns & Co. Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, the following respective numbers of shares of common stock.

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Credit Suisse First Boston Corporation......................  2,990,000
Bear, Stearns & Co. Inc.....................................  1,740,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........  1,740,000
Advest, Inc.................................................     60,000
Banc of America Securities LLC..............................     60,000
Conning & Company...........................................     60,000
Dowling & Partners Securities LLC...........................     60,000
Fox-Pitt, Kelton Inc........................................     60,000
Invemed Associates LLC......................................     60,000
Keefe, Bruyette & Woods, Inc................................     60,000
McDonald Investments Inc....................................     60,000
Morgan Keegan & Company, Inc................................     60,000
Prudential Securities Incorporated..........................     60,000
Salomon Smith Barney Inc....................................     60,000
UBS Warburg LLC.............................................     60,000
Wasserstein Perella Securities, Inc.........................     60,000
                                                              ---------
          Total.............................................  7,250,000
                                                              =========

     The underwriting agreement provides that the underwriters are obligated to purchase all of the shares if any are purchased, other than those covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitment of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,087,500 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a concession of $0.62 per share. The underwriters and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                 PER SHARE                             TOTAL
                                      --------------------------------    --------------------------------
                                         WITHOUT             WITH            WITHOUT             WITH
                                      OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT    OVER-ALLOTMENT
                                      --------------    --------------    --------------    --------------
Underwriting Discounts and
  Commissions paid by us(1).........     $  1.030          $  1.030         $6,180,000        $7,300,125
Expenses payable by us..............     $   .057          $   .049         $  411,500        $  411,500

---------------

(1) We will not pay any underwriting discounts and commissions on the common stock sold to Carl H. Lindner and our Retirement and Savings Plan.

     We have agreed that we will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of common stock or any securities convertible into, or exchangeable or exercisable for, any shares of common stock, in each case for a period of 90 days after the closing of the offering contemplated by this prospectus supplement, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation, provided, however, that (1) we may issue and sell common stock pursuant to any employee stock option plan, directors' stock option plan, deferred compensation plan, employee stock purchase plan, stock ownership plan or dividend reinvestment plan in effect on the date of this prospectus supplement and (2) we may issue common stock upon the conversion of securities or the exercise of warrants outstanding on the date of this prospectus supplement.

     Our executive officers and directors have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock (including shares of common stock received upon exercise of stock options) or securities convertible into or exchangeable or exercisable for any shares of common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of common stock, whether any such aforementioned transaction is to be settled by delivery of common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the closing of the offering contemplated by this prospectus supplement. Any shares of common stock that are acquired by our executive officers and directors in the open market will not be subject to this agreement. Further, any executive officer or director may transfer shares of common stock to a family member, trust or other entity under his control but only in the event that the recipient has first agreed in writing to be bound by this agreement.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that they may be required to make in that respect.

     In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option (a naked short position), the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     A prospectus supplement in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, DLJdirect Inc., an on-line broker/dealer, as a selling group member.

     The underwriters have engaged in transactions with and performed various investment banking and other services for us in the past and may do so from time to time in the future.

     Carl H. Lindner, Chairman of the Board, Chief Executive Officer and a principal shareholder of the company, and our Retirement and Savings Plan will purchase 750,000 shares and 500,000 shares, respectively, of common stock in the offering. In the offering, Mr. Lindner and the Retirement and Savings Plan will pay the per share public offering price, net of any underwriting discounts and commissions.

                         NOTICES TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

     - the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

     - where required by law, that the purchaser is purchasing as principal and not as agent, and

     - the purchaser has reviewed the text above under Resale Restrictions.

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that the purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by the purchaser in this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed for common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio, will provide us with an opinion as to legal matters in connection with the common stock offered by this prospectus. Dewey Ballantine LLP, New York, New York, will pass upon certain legal matters for the underwriters. Dewey Ballantine LLP will rely upon the opinion of Keating, Muething & Klekamp, P.L.L. as to matters governed by the laws of the State of Ohio. Paul V. Muething, a partner of Keating, Muething & Klekamp, P.L.L., serves as trustee of a trust which holds 3,878,630 shares of our common stock for the benefit of members of the Lindner family. Mr. Muething has sole voting and dispositive power over the shares as trustee, but has no financial interest in them.

                                    EXPERTS

     Our consolidated financial statements appearing in our Annual Report (Form 10-K) for the year ended December 31, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                         SELECTED FINANCIAL INFORMATION

     The following financial information has generally been extracted from AFG's Quarterly Report on Form 10-Q for September 30, 2000, and Annual Report on Form 10-K for the three years ended December 31, 1999.

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2000             1999
                                                              -------------    ------------
ASSETS:
  Cash and short-term investments...........................   $   268,447     $   390,630
  Investments:
     Fixed maturities -- at market (amortized
      cost -- $10,143,117 and $10,101,105)..................     9,966,717       9,862,205
     Other stocks -- at market (cost -- $180,030 and
      $229,201).............................................       317,530         409,701
     Investment in investee corporation.....................       153,262         159,984
     Policy loans...........................................       214,631         217,171
     Real estate and other investments......................       270,521         269,032
                                                               -----------     -----------
          Total investments.................................    10,922,661      10,918,093
  Recoverables from reinsurers and prepaid reinsurance
     premiums...............................................     1,849,782       2,105,818
  Agents' balances and premiums receivable..................       822,113         656,924
  Deferred acquisition costs................................       747,437         660,672
  Other receivables.........................................       239,896         223,753
  Variable annuity assets (separate accounts)...............       576,464         354,371
  Prepaid expenses, deferred charges and other assets.......       491,938         411,742
  Cost in excess of net assets acquired.....................       314,887         332,072
                                                               -----------     -----------
                                                               $16,233,625     $16,054,075
                                                               ===========     ===========
LIABILITIES AND CAPITAL:
  Unpaid losses and loss adjustment expenses................   $ 4,621,129     $ 4,795,449
  Unearned premiums.........................................     1,417,810       1,325,766
  Annuity benefits accumulated..............................     5,473,096       5,519,528
  Life, accident and health reserves........................       587,668         520,644
  Long-term debt:
     Holding companies......................................       546,792         492,923
     Subsidiaries...........................................       190,976         239,733
  Variable annuity liabilities (separate accounts)..........       576,464         354,371
  Accounts payable, accrued expenses and other
     liabilities............................................       980,116         976,413
                                                               -----------     -----------
          Total liabilities.................................    14,394,051      14,224,827
Minority interest...........................................       492,916         489,270
Shareholders' Equity:
  Common Stock, no par value
     -- 200,000,000 shares authorized
     -- 58,754,411 and 58,419,952 shares outstanding........        58,754          58,420
  Capital surplus...........................................       746,872         742,220
  Retained earnings.........................................       552,132         557,538
  Unrealized loss on marketable securities, net.............       (11,100)        (18,200)
                                                               -----------     -----------
          Total shareholders' equity........................     1,346,658       1,339,978
                                                               -----------     -----------
                                                               $16,233,625     $16,054,075
                                                               ===========     ===========

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 NINE MONTHS ENDED
                                                                   SEPTEMBER 30,
                                                              ------------------------
                                                                 2000          1999
                                                              ----------    ----------
INCOME:
  Property and casualty insurance premiums..................  $1,856,935    $1,680,561
  Life, accident and health premiums........................     166,146        77,418
  Investment income.........................................     639,134       632,302
  Realized gains (losses) on sales of:
     Securities.............................................     (20,563)        5,997
     Subsidiaries...........................................      19,038            --
     Other investments......................................      27,230            --
  Other income..............................................     145,381       100,343
                                                              ----------    ----------
                                                               2,833,301     2,496,621
COSTS AND EXPENSES:
  Property and casualty insurance:
     Losses and loss adjustment expenses....................   1,463,456     1,188,050
     Commissions and other underwriting expenses............     556,272       506,646
  Annuity benefits..........................................     203,783       194,977
  Life, accident and health benefits........................     124,308        52,238
  Interest charges on borrowed money........................      51,007        48,122
  Other operating and general expenses......................     335,766       264,210
                                                              ----------    ----------
                                                               2,734,592     2,254,243
                                                              ----------    ----------
Operating earnings before income taxes......................      98,709       242,378
Provision for income taxes..................................      28,767        80,563
                                                              ----------    ----------
Net operating earnings......................................      69,942       161,815
Minority interest expense, net of tax.......................     (26,699)      (30,735)
Equity in net earnings (loss) of investee, net of tax.......      (4,368)        1,715
                                                              ----------    ----------
Earnings before extraordinary items and accounting change...      38,875       132,795
Extraordinary items -- gain (loss) on prepayment of debt....          --        (2,261)
Cumulative effect of accounting change......................          --        (3,854)
                                                              ----------    ----------
NET EARNINGS................................................  $   38,875    $  126,680
                                                              ==========    ==========
BASIC EARNINGS (LOSS) PER COMMON SHARE:
  Before extraordinary items and accounting change..........  $      .66    $     2.21
  Gain (loss) on prepayment of debt.........................          --          (.04)
  Cumulative effect of accounting change....................          --          (.06)
                                                              ----------    ----------
  Net earnings (loss) available to Common Shares............  $      .66    $     2.11
                                                              ==========    ==========
DILUTED EARNINGS (LOSS) PER COMMON SHARE:
  Before extraordinary items and accounting change..........  $      .66    $     2.18
  Gain (loss) on prepayment of debt.........................          --          (.04)
  Cumulative effect of accounting change....................          --          (.06)
                                                              ----------    ----------
  Net earnings (loss) available to Common Shares............  $      .66    $     2.08
                                                              ==========    ==========
Average number of Common Shares:
  Basic.....................................................      58,525        60,177
  Diluted...................................................      58,731        60,764
Cash dividends per Common Share.............................  $      .75    $      .75

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENT OF EARNINGS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                YEAR ENDED DECEMBER 31,
                                                         --------------------------------------
                                                            1999          1998          1997
                                                         ----------    ----------    ----------
INCOME:
  Property and casualty insurance premiums.............  $2,210,819    $2,698,738    $2,824,381
  Life, accident and health premiums...................     123,928       170,365       121,506
  Investment income....................................     842,065       883,700       868,946
  Realized gains on sales of:
     Securities........................................      20,152         6,275        46,006
     Investee..........................................          --         9,420        11,428
     Subsidiaries......................................          --       158,673        33,602
     Other investments.................................          --         5,293            --
  Other income.........................................     137,518       130,768       120,418
                                                         ----------    ----------    ----------
                                                          3,334,482     4,063,232     4,026,287
COSTS AND EXPENSES:
  Property and casualty insurance:
     Losses and loss adjustment expenses...............   1,588,651     2,215,283     2,075,616
     Commissions and other underwriting expenses.......     665,109       772,917       790,324
  Annuity benefits.....................................     262,632       261,666       278,829
  Life, accident and health benefits...................      86,439       131,652       110,082
  Interest charges on borrowed money...................      63,672        57,682        52,331
  Other operating and general expenses.................     365,918       350,282       339,475
                                                         ----------    ----------    ----------
                                                          3,032,421     3,789,482     3,646,657
                                                         ----------    ----------    ----------
Operating earnings before income taxes.................     302,061       273,750       379,630
Provision for income taxes.............................      98,198        94,067       130,684
                                                         ----------    ----------    ----------
Net operating earnings.................................     203,863       179,683       248,946
Minority interest expense, net of tax..................     (39,085)      (45,935)      (45,846)
Equity in net losses of investee, net of tax...........     (17,783)       (8,578)       (3,617)
                                                         ----------    ----------    ----------
Earnings before extraordinary items and accounting
  change...............................................     146,995       125,170       199,483
Extraordinary items -- loss on prepayment of debt......      (1,701)         (770)       (7,233)
Cumulative effect of accounting change.................      (3,854)           --            --
                                                         ----------    ----------    ----------
NET EARNINGS...........................................  $  141,440    $  124,400    $  192,250
                                                         ==========    ==========    ==========
Premium over stated value paid on redemption of
  preferred stock......................................          --            --      (153,333)
Net earnings available to Common Shares................  $  141,440    $  124,400    $   38,917
                                                         ==========    ==========    ==========
BASIC EARNINGS (LOSS) PER COMMON SHARE:
  Before extraordinary items and accounting change.....  $     2.46    $     2.04    $      .77
  Loss on prepayment of debt...........................        (.03)         (.01)         (.12)
  Cumulative effect of accounting change...............        (.06)           --            --
                                                         ----------    ----------    ----------
  Net earnings available to Common Shares..............  $     2.37    $     2.03    $      .65
                                                         ==========    ==========    ==========
DILUTED EARNINGS (LOSS) PER COMMON SHARE:
  Before extraordinary items and accounting change.....  $     2.44    $     2.01    $      .76
  Loss on prepayment of debt...........................        (.03)         (.01)         (.12)
  Cumulative effect of accounting change...............        (.06)           --            --
                                                         ----------    ----------    ----------
  Net earnings available to Common Shares..............  $     2.35    $     2.00    $      .64
                                                         ==========    ==========    ==========
Average number of Common Shares:
  Basic................................................      59,732        61,222        59,660
  Diluted..............................................      60,210        62,185        60,748
Cash dividends per Common Share........................  $     1.00    $     1.00    $     1.00

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                             COMMON STOCK                 UNREALIZED
                                 COMMON      AND CAPITAL     RETAINED     GAIN (LOSS)
                                 SHARES        SURPLUS       EARNINGS    ON SECURITIES      TOTAL
                               ----------    ------------    --------    -------------    ----------
BALANCE AT JANUARY 1, 2000...  58,419,952      $800,640      $557,538      $(18,200)      $1,339,978
Net earnings.................          --            --        38,875            --           38,875
Change in unrealized.........          --            --            --         7,100            7,100
                                                                                          ----------
  Comprehensive income.......                                                                 45,975
Dividends on Common Stock....          --            --       (43,880)           --          (43,880)
Shares issued:
  Exercise of stock
     options.................      39,319           831            --            --              831
  Dividend reinvestment
     plan....................       3,910            92            --            --               92
  Employee stock purchase
     plan....................      54,738         1,356            --            --            1,356
  Retirement plan
     contributions...........     274,716         6,242            --            --            6,242
  Directors fees paid in
     stock...................       2,820            72            --            --               72
Shares repurchased...........     (41,044)         (562)         (579)           --           (1,141)
Tax effect of intercompany
  dividends..................          --        (4,800)           --            --           (4,800)
Repurchase of trust preferred
  securities.................          --            --           178            --              178
Other........................          --         1,755            --            --            1,755
                               ----------      --------      --------      --------       ----------
BALANCE AT SEPTEMBER 30,
  2000.......................  58,754,411      $805,626      $552,132      $(11,100)      $1,346,658
                               ==========      ========      ========      ========       ==========

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                COMMON STOCK                  UNREALIZED
                                    COMMON      AND CAPITAL     RETAINED      GAIN (LOSS)
                                    SHARES        SURPLUS       EARNINGS     ON SECURITIES      TOTAL
                                  ----------    ------------    ---------    -------------    ----------
BALANCE AT DECEMBER 31, 1996....  61,071,626      $806,721      $ 559,716      $ 188,000      $1,554,437
Net earnings....................          --            --        192,250             --         192,250
Change in unrealized............          --            --             --        160,900         160,900
                                                                                              ----------
Comprehensive income............                                                                 353,150
Dividends on Common Stock.......          --            --        (59,589)            --         (59,589)
Shares issued:
  Exercise of stock options.....     413,312        11,292             --             --          11,292
  Dividend reinvestment plan....       8,207           314             --             --             314
  Employee stock purchase
    plan........................      65,692         2,553             --             --           2,553
  Portion of bonuses paid in
    stock.......................      40,500         1,521             --             --           1,521
  Directors fees paid in
    stock.......................       1,662            68             --             --              68
  AFEI merger...................   2,122,548        51,926             --             --          51,926
Shares repurchased..............  (2,674,643)      (35,347)       (61,973)            --         (97,320)
Retirement of AFC Preferred
  Stock.........................          --            --       (153,333)            --        (153,333)
Tax effect of intercompany
  dividends.....................          --        (1,960)            --             --          (1,960)
Other...........................          --          (350)            --             --            (350)
                                  ----------      --------      ---------      ---------      ----------
BALANCE AT DECEMBER 31, 1997....  61,048,904      $836,738      $ 477,071      $ 348,900      $1,662,709
                                  ==========      ========      =========      =========      ==========

Net earnings....................          --            --        124,400             --      $  124,400
Change in unrealized............          --            --             --          8,600           8,600
                                                                                              ----------
Comprehensive income............                                                                 133,000
Dividends on Common Stock.......          --            --        (61,222)            --         (61,222)
Shares issued:
  Exercise of stock options.....     296,416         8,288             --             --           8,288
  Dividend reinvestment plan....      11,021           432             --             --             432
  Employee stock purchase
    plan........................      68,177         2,689             --             --           2,689
  401-K plan company match......      44,035         1,783             --             --           1,783
  Portion of bonuses paid in
    stock.......................      20,300           816             --             --             816
  Directors fees paid in
    stock.......................       2,280            90             --             --              90
Shares repurchased..............    (562,811)       (7,768)       (13,221)            --         (20,989)
Tax effect of intercompany
  dividends.....................          --       (11,703)            --             --         (11,703)
Other...........................          --           284             --             --             284
                                  ----------      --------      ---------      ---------      ----------
BALANCE AT DECEMBER 31, 1998....  60,928,322      $831,649      $ 527,028      $ 357,500      $1,716,177
                                  ==========      ========      =========      =========      ==========

Net earnings....................          --            --        141,440             --      $  141,440
Change in unrealized............          --            --             --       (375,700)       (375,700)
                                                                                              ----------
Comprehensive income (loss).....                                                                (234,260)
Dividends on Common Stock.......          --            --        (59,754)            --         (59,754)
Shares issued:
  Exercise of stock options.....      79,762         2,200             --             --           2,200
  Dividend reinvestment plan....       6,099           222             --             --             222
  Employee stock purchase
    plan........................      63,794         2,136             --             --           2,136
  401-K plan company match......      57,888         2,171             --             --           2,171
  Portion of bonuses paid in
    stock.......................      38,640         1,439             --             --           1,439
  Directors fees paid in
    stock.......................       2,683            90             --             --              90
Shares repurchased..............  (2,757,236)      (37,726)       (51,176)            --         (88,902)
Tax effect of intercompany
  dividends.....................          --        (6,400)            --             --          (6,400)
Other...........................          --         4,859             --             --           4,859
                                  ----------      --------      ---------      ---------      ----------
BALANCE AT DECEMBER 31, 1999....  58,419,952      $800,640      $ 557,538      $ (18,200)     $1,339,978
                                  ==========      ========      =========      =========      ==========

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 2000           1999
                                                              -----------    -----------
OPERATING ACTIVITIES:
  Net earnings..............................................  $    38,875    $   126,680
  Adjustments:
    Extraordinary items.....................................           --          2,261
    Cumulative effect of accounting change..................           --          3,854
    Equity in net (earnings) loss of investee...............        4,368         (1,715)
    Depreciation and amortization...........................       94,379         68,659
    Annuity benefits........................................      203,783        194,977
    Realized gains on investing activities..................      (40,246)       (20,749)
    Deferred annuity and life policy acquisition costs......     (106,844)       (87,009)
    Increase in reinsurance and other receivables...........      (57,172)      (135,237)
    Increase in other assets................................      (63,973)       (65,621)
    Increase in insurance claims and reserves...............      286,781        116,590
    Increase in other liabilities...........................        9,446         95,660
    Increase in minority interest...........................        2,879          8,016
    Dividends from investee.................................           --          3,600
    Other, net..............................................       13,330         (1,196)
                                                              -----------    -----------
                                                                  385,606        308,770
                                                              -----------    -----------
INVESTING ACTIVITIES:
  Purchases of and additional investments in:
    Fixed maturity investments..............................   (1,237,409)    (1,562,054)
    Equity securities.......................................      (22,547)       (56,041)
    Subsidiaries............................................           --       (204,942)
    Real estate, property and equipment.....................      (57,238)       (63,496)
  Maturities and redemptions of fixed maturity
    investments.............................................      465,637        801,833
  Sales of:
    Fixed maturity investments..............................      651,578        886,790
    Equity securities.......................................       67,473         45,887
    Subsidiaries............................................       35,000             --
    Real estate, property and equipment.....................        8,156         24,394
  Cash and short-term investments of acquired (former)
    subsidiaries, net.......................................     (131,880)        19,454
  Decrease in other investments.............................        8,695         12,734
                                                              -----------    -----------
                                                                 (212,535)       (95,441)
                                                              -----------    -----------
FINANCING ACTIVITIES:
  Fixed annuity receipts....................................      359,884        330,744
  Annuity surrenders, benefits and withdrawals..............     (564,454)      (518,713)
  Net transfers from fixed to variable annuity assets.......      (44,305)       (13,589)
  Additional long-term borrowings...........................      131,341        557,170
  Reductions of long-term debt..............................     (133,343)      (417,015)
  Issuances of Common Stock.................................        1,890          2,968
  Repurchases of Common Stock...............................           --        (88,597)
  Repurchases of trust preferred securities.................       (2,479)        (5,509)
  Cash dividends paid.......................................      (43,788)       (44,930)
                                                              -----------    -----------
                                                                 (295,254)      (197,471)
                                                              -----------    -----------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
  INVESTMENTS...............................................     (122,183)        15,858
Cash and short-term investments at beginning of period......      390,630        296,721
                                                              -----------    -----------
Cash and short-term investments at end of period............  $   268,447    $   312,579
                                                              ===========    ===========

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------
                                                          1999           1998           1997
                                                       -----------    -----------    -----------
OPERATING ACTIVITIES:
  Net earnings.......................................  $   141,440    $   124,400    $   192,250
  Adjustments:
     Extraordinary items.............................        1,701            770          7,233
     Cumulative effect of accounting change..........        3,854             --             --
     Equity in net losses of investee................       17,783          8,578          3,617
     Depreciation and amortization...................       94,984        106,041         76,434
     Annuity benefits................................      262,632        261,666        278,829
     Changes in reserves on assets...................       (8,285)        14,020          7,610
     Realized gains on investing activities..........      (37,988)      (205,659)      (103,157)
     Deferred annuity and life policy acquisition
       costs.........................................     (119,382)      (117,202)       (72,634)
     Increase in reinsurance and other receivables...     (112,558)      (439,183)      (171,690)
     Decrease (increase) in other assets.............       58,404         (5,575)        23,763
     Increase in insurance claims and reserves.......      112,721        480,052        206,900
     Increase (decrease) in other liabilities........      (50,590)       158,523        (26,056)
     Increase in minority interest...................       11,112          5,731         22,654
     Dividends from investee.........................        4,799          4,799          4,799
     Other, net......................................       (2,396)       (11,516)       (24,549)
                                                       -----------    -----------    -----------
                                                           378,231        385,445        426,003
                                                       -----------    -----------    -----------
INVESTING ACTIVITIES:
  Purchases of and additional investments in:
     Fixed maturity investments......................   (2,049,536)    (2,155,192)    (2,555,060)
     Equity securities...............................      (80,624)       (78,604)       (37,107)
     Subsidiaries....................................     (285,971)       (30,325)      (118,713)
     Real estate, property and equipment.............      (74,063)       (66,819)       (64,917)
  Maturities and redemptions of fixed maturity
     investments.....................................    1,047,169      1,248,775        897,786
  Sales of:
     Fixed maturity investments......................    1,226,111        795,520      1,407,598
     Equity securities...............................      100,076         28,850        104,960
     Investees and subsidiaries......................           --        164,589         32,500
     Real estate, property and equipment.............       31,354         53,962         23,289
  Cash and short-term investments of acquired
     (former) subsidiaries, net......................       54,331        (21,141)         2,714
  Decrease (increase) in other investments...........       21,439        (15,135)       (12,892)
                                                       -----------    -----------    -----------
                                                            (9,714)       (75,520)      (319,842)
                                                       -----------    -----------    -----------
FINANCING ACTIVITIES:
  Fixed annuity receipts.............................      446,430        480,572        493,708
  Annuity surrenders, benefits and withdrawals.......     (706,840)      (690,388)      (607,174)
  Additional long-term borrowings....................      614,638        262,537        284,150
  Reductions of long-term debt.......................     (478,657)      (251,837)      (230,688)
  Issuances of Common Stock..........................        3,459         10,236         13,845
  Repurchases of Common Stock........................      (88,597)       (20,651)       (97,320)
  Issuances of trust preferred securities............           --             --        149,353
  Repurchase of trust preferred securities...........       (5,509)            --             --
  Repurchases of subsidiary preferred stock..........           --             --       (243,939)
  Cash dividends paid................................      (59,532)       (60,790)       (59,275)
                                                       -----------    -----------    -----------
                                                          (274,608)      (270,321)      (297,340)
                                                       -----------    -----------    -----------
NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
  INVESTMENTS........................................       93,909         39,604       (191,179)
Cash and short-term investments at beginning of
  period.............................................      296,721        257,117        448,296
                                                       -----------    -----------    -----------
Cash and short-term investments at end of period.....  $   390,630    $   296,721    $   257,117
                                                       ===========    ===========    ===========

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

              SELECTED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A. ACCOUNTING POLICIES

     BASIS OF PRESENTATION The accompanying consolidated financial statements for American Financial Group, Inc. ("AFG") and subsidiaries as of and for the nine months ended September 30, 2000, are unaudited; however, management believes that all adjustments (consisting only of normal recurring accruals unless otherwise disclosed herein) necessary for fair presentation have been made. The results of operations for interim periods are not necessarily indicative of results to be expected for the year.

     Certain reclassifications have been made to prior years to conform to the current year's presentation. All significant intercompany balances and transactions have been eliminated. All acquisitions have been treated as purchases. The results of operations of companies since their formation or acquisition are included in the consolidated financial statements.

     The preparation of the financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates.

     INVESTMENTS All fixed maturity securities are considered "available for sale" and reported at fair value with unrealized gains and losses reported as a separate component of shareholders' equity. Short-term investments are carried at cost; loans receivable are carried primarily at the aggregate unpaid balance. Premiums and discounts on mortgage-backed securities are amortized over their expected average lives using the interest method.

     Gains or losses on sales of securities are recognized at the time of disposition with the amount of gain or loss determined on the specific identification basis. When a decline in the value of a specific investment is considered to be other than temporary, a provision for impairment is charged to earnings and the carrying value of that investment is reduced.

     INVESTMENT IN INVESTEE CORPORATION Investments in securities of 20%- to 50%-owned companies are generally carried at cost, adjusted for AFG's proportionate share of their undistributed earnings or losses.

     COST IN EXCESS OF NET ASSETS ACQUIRED The excess of cost of subsidiaries and investees over AFG's equity in the underlying net assets ("goodwill") is being amortized over periods of 20 to 40 years.

     INSURANCE As discussed under "Reinsurance" below, unpaid losses and loss adjustment expenses and unearned premiums have not been reduced for reinsurance recoverable. To the extent that unrealized gains (losses) from securities classified as "available for sale" would result in adjustments to deferred acquisition costs and policyholder liabilities had those gains (losses) actually been realized, such balance sheet amounts are adjusted, net of deferred taxes.

     REINSURANCE In the normal course of business, AFG's insurance subsidiaries cede reinsurance to other companies to diversify risk and limit maximum loss arising from large claims. To the extent that any reinsuring companies are unable to meet obligations under the agreements covering reinsurance ceded, AFG's insurance subsidiaries would remain liable. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. AFG's insurance subsidiaries report as assets (a) the estimated reinsurance recoverable on unpaid losses, including an estimate for losses incurred but not reported, and (b) amounts paid to reinsurers applicable to the unexpired terms of policies in force. AFG's insurance subsidiaries also assume reinsurance from other companies. Income on reinsurance assumed is recognized based on reports received from ceding reinsurers.

     DEFERRED ACQUISITION COSTS Policy acquisition costs (principally commissions, premium taxes and other underwriting expenses) related to the production of new business are deferred ("DPAC"). For the property

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES and casualty companies, DPAC is limited based upon recoverability without any consideration for anticipated investment income and is charged against income ratably over the terms of the related policies. For the annuity companies, DPAC is amortized, with interest, in relation to the present value of expected gross profits on the policies.

     UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES The net liabilities stated for unpaid claims and for expenses of investigation and adjustment of unpaid claims are based upon (a) the accumulation of case estimates for losses reported prior to the close of the accounting period on the direct business written; (b) estimates received from ceding reinsurers and insurance pools and associations;
(c) estimates of unreported losses based on past experience; (d) estimates based on experience of expenses for investigating and adjusting claims and (e) the current state of the law and coverage litigation. These liabilities are subject to the impact of changes in claim amounts and frequency and other factors. In spite of the variability inherent in such estimates, management believes that the liabilities for unpaid losses and loss adjustment expenses are adequate. Changes in estimates of the liabilities for losses and loss adjustment expenses are reflected in the Statement of Earnings in the period in which determined.

     ANNUITY BENEFITS ACCUMULATED Annuity receipts and benefit payments are recorded as increases or decreases in "annuity benefits accumulated" rather than as revenue and expense. Increases in this liability for interest credited are charged to expense and decreases for surrender charges are credited to other income.

     LIFE, ACCIDENT AND HEALTH RESERVES Liabilities for future policy benefits under traditional life, accident and health policies are computed using the net level premium method. Computations are based on anticipated investment yield, mortality, morbidity and surrenders and include provisions for unfavorable deviations. Reserves established for accident and health claims are modified as necessary to reflect actual experience and developing trends.

     VARIABLE ANNUITY ASSETS AND LIABILITIES Separate accounts related to variable annuities represent deposits invested in underlying investment funds on which Great American Financial Resources, Inc. ("GAFRI", formerly American Annuity Group, Inc.), an 83%-owned subsidiary, earns a fee. The investment funds are selected and may be changed only by the policyholder.

     PREMIUM RECOGNITION Property and casualty premiums are earned over the terms of the policies on a pro rata basis. Unearned premiums represent that portion of premiums written which is applicable to the unexpired terms of policies in force. On reinsurance assumed from other insurance companies or written through various underwriting organizations, unearned premiums are based on reports received from such companies and organizations. For traditional life, accident and health products, premiums are recognized as revenue when legally collectible from policyholders. For interest-sensitive life and universal life products, premiums are recorded in a policyholder account which is reflected as a liability. Revenue is recognized as amounts are assessed against the policyholder account for mortality coverage and contract expenses.

     POLICYHOLDER DIVIDENDS Dividends payable to policyholders are included in "Accounts payable, accrued expenses and other liabilities" and represent estimates of amounts payable on participating policies which share in favorable underwriting results. The estimate is accrued during the period in which the related premium is earned. Changes in estimates are included in income in the period determined. Policyholder dividends do not become legal liabilities unless and until declared by the boards of directors of the insurance companies.

     MINORITY INTEREST For balance sheet purposes, minority interest represents the interests of noncontrolling shareholders in AFG subsidiaries, including American Financial Corporation ("AFC") preferred stock and preferred securities issued by trust subsidiaries of AFG. For income statement purposes, minority interest expense represents those shareholders' interest in the earnings of AFG subsidiaries as well as AFC preferred dividends and accrued distributions on the trust preferred securities.

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

     INCOME TAXES AFC files consolidated federal income tax returns which include all 80%-owned U.S. subsidiaries, except for certain life insurance subsidiaries and their subsidiaries. Because holders of AFC Preferred Stock hold in excess of 20% of AFC's voting rights, AFG (parent) and its direct subsidiary, AFC Holding Company ("AFC Holding" or "AFCH"), own less than 80% of AFC, and therefore, file separate returns.

     Deferred income taxes are calculated using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between financial reporting and tax bases and are measured using enacted tax rates. Deferred tax assets are recognized if it is more likely than not that a benefit will be realized.

     STOCK-BASED COMPENSATION As permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," AFG accounts for stock options and other stock-based compensation plans using the intrinsic value based method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

     BENEFIT PLANS AFG provides retirement benefits to qualified employees of participating companies through contributory and noncontributory defined contribution plans contained in AFG's Retirement and Savings Plan. Under the retirement portion of the plan, company contributions are invested primarily in securities of AFG and affiliates. Under the savings portion of the plan, AFG matches a specific portion of employee contributions. Contributions to benefit plans are charged against earnings in the year for which they are declared.

     AFG and many of its subsidiaries provide health care and life insurance benefits to eligible retirees. AFG also provides postemployment benefits to former or inactive employees (primarily those on disability) who were not deemed retired under other company plans. The projected future cost of providing these benefits is expensed over the period the employees earn such benefits.

     Under AFG's stock option plan, options are granted to officers, directors and key employees at exercise prices equal to the fair value of the shares at the dates of grant. No compensation expense is recognized for stock option grants.

     START-UP COSTS Prior to 1999, GAFRI deferred certain costs associated with introducing new products and distribution channels and amortized them on a straight-line basis over 5 years. In 1999, GAFRI implemented Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires that (i) costs of start-up activities be expensed as incurred and (ii) unamortized balances of previously deferred costs be expensed and reported as the cumulative effect of a change in accounting principle. Accordingly, AFG expensed previously capitalized start-up costs of $3.8 million (net of minority interest and taxes) or $.06 per diluted share, effective January 1, 1999.

     DERIVATIVES The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," during the second quarter of 1998. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments that are embedded in other contracts, and for hedging activities and must be implemented no later than January 1, 2001. SFAS No. 133 requires the recognition of all derivatives (both assets and liabilities) in the balance sheet at fair value. Changes in fair value of derivative instruments are included in current income or as a component of comprehensive income (outside current income) depending on the type of derivative. Implementation of SFAS No. 133 is not expected to have a material effect on AFG's financial position or results of operations.

     EARNINGS PER SHARE Basic earnings per share is calculated using the weighted average number of shares of common stock outstanding during the period. The calculation of diluted earnings per share includes

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES the following dilutive effect of common stock options: third quarter of 2000 and 1999 -- 236,000 shares and 379,000 shares; nine months of 2000 and 1999 -- 206,000 shares and 587,000 shares, respectively.

     STATEMENT OF CASH FLOWS For cash flow purposes, "investing activities" are defined as making and collecting loans and acquiring and disposing of debt or equity instruments and property and equipment. "Financing activities" include obtaining resources from owners and providing them with a return on their investments, borrowing money and repaying amounts borrowed. Annuity receipts, benefits and withdrawals are also reflected as financing activities. All other activities are considered "operating". Short-term investments having original maturities of three months or less when purchased are considered to be cash equivalents for purposes of the financial statements.

B. ACQUISITIONS AND SALES OF SUBSIDIARIES

     STONEWALL INSURANCE COMPANY In September 2000, AFG sold Stonewall Insurance Company for $35.6 million (including a $25.6 million dividend to AFG immediately prior to the sale) realizing a pretax loss of $6 million. Stonewall was a non-operating property and casualty subsidiary with approximately $320 million in assets, primarily engaged in the run-off of approximately $170 million in asbestos and environmental liabilities associated with policies written through 1991.

     START-UP MANUFACTURING BUSINESSES Since 1998, AFG subsidiaries have made loans to two start-up manufacturing businesses which were previously owned by unrelated third-parties. During 2000, the former owners chose to forfeit their equity interests to AFG rather than invest additional capital. Total loans extended to these businesses prior to forfeiture amounted to $49.7 million and the accumulated losses of the two businesses were approximately $29.7 million.

     WORLDWIDE INSURANCE COMPANY In April 1999, AFG acquired Worldwide Insurance Company for $157 million in cash. Worldwide is a provider of direct response private passenger automobile insurance.

     UNITED TEACHER ASSOCIATES In October 1999, GAFRI acquired United Teacher Associates Insurance Company of Austin, Texas ("UTA"), a company which provides supplemental health products and retirement annuities, and purchases blocks of insurance policies from other insurers.

     GREAT AMERICAN LIFE INSURANCE COMPANY OF NEW YORK AND CONSOLIDATED FINANCIAL In February 1999, GAFRI acquired Great American Life Insurance Company of New York, formerly Old Republic Life Insurance Company of New York, for $27 million in cash. In July 1999, GAFRI acquired Consolidated Financial Corporation, an insurance agency, for $21 million in cash.

     COMMERCIAL LINES DIVISION In December 1998, AFG completed the sale of substantially all of its Commercial lines division to Ohio Casualty Corporation for $300 million plus warrants to purchase 6 million (post split) shares of Ohio Casualty common stock. AFG deferred a gain of $103 million on the insurance ceded to Ohio Casualty and recognized a pretax gain of $153 million on the sale of the other net assets. The deferred gain is being recognized over the estimated remaining settlement period (weighted average of 4.25 years) of the claims ceded. In August 2000, AFG received an additional payment of $25 million from Ohio Casualty based on retention and growth through May 2000 of the businesses sold. This earn-out was recognized as additional "gain on sale of subsidiary". The commercial lines sold generated net written premiums of approximately $230 million in 1998 (11 months) and $315 million in 1997.

     FUNERAL SERVICES DIVISION In September 1998, GAFRI sold its Funeral Services division for approximately $165 million in cash. The division held assets of approximately $1 billion at the sale date. AFG realized a pretax gain of $21.6 million, before $2.7 million of minority interest, on this sale.

     MILLENNIUM DYNAMICS, INC. In 1997, AFG completed the sale of the assets of its software solutions and consulting services subsidiary, Millennium Dynamics, Inc. ("MDI"), to a subsidiary of Peritus Software

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

Services, Inc. for $30 million in cash and 2,175,000 shares of Peritus common stock. AFG recognized a pretax gain of approximately $50 million on the sale.

     Peritus experienced difficulties in 1998, wrote off substantial amounts of its assets, and reported significant losses throughout the year. As a result, AFG recognized a pretax realized loss of $26.9 million and reduced its carrying value of Peritus shares to a nominal value at December 31, 1998.

     AMERICAN FINANCIAL ENTERPRISES, INC. ("AFEI") In 1997, AFG and AFEI engaged in a merger transaction whereby the shares of AFEI not held by AFG were acquired by AFG for approximately $23 million in cash and approximately 2.1 million shares of its common stock.

C. SEGMENTS OF OPERATIONS

     AFG's property and casualty group is engaged primarily in private passenger automobile and specialty insurance businesses. The Personal group writes nonstandard and preferred/standard private passenger auto and other personal insurance coverage. The Specialty group includes a highly diversified group of specialty business units. Some of the more significant areas are inland and ocean marine, California workers' compensation, agricultural-related coverages, executive and professional liability, U.S.-based operations of Japanese companies, fidelity and surety bonds, collateral protection, and umbrella and excess coverages. AFG's annuity and life business markets primarily retirement products as well as life and supplemental health insurance. In addition, AFG owns a significant portion of the voting equity securities of Chiquita Brands International, Inc. (an investee corporation -- see Note D).

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

     The following tables (in thousands) shows AFG's revenues and operating profit (loss) by significant business segment. Operating profit (loss) represents total revenues less operating expenses.

                              NINE MONTHS ENDED
                                SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                           ------------------------        --------------------------------------
                              2000          1999              1999          1998          1997
                           ----------    ----------        ----------    ----------    ----------
REVENUES(a)
Property and casualty
  insurance:
  Premiums earned:
     Personal............  $  940,237    $  875,036        $1,163,223    $1,289,689    $1,356,642
     Specialty...........     917,057       804,957         1,047,858     1,371,509     1,429,143
     Other lines.........        (359)          568              (262)       37,540        38,596
                           ----------    ----------        ----------    ----------    ----------
                            1,856,935     1,680,561         2,210,819     2,698,738     2,824,381
  Investment and other
     income..............     349,181       329,885           450,829       643,106       448,849
                           ----------    ----------        ----------    ----------    ----------
                            2,206,116     2,010,446         2,661,648     3,341,844     3,273,230
Annuities and life(b)....     596,574       465,348           640,036       729,854       638,348
Other....................      30,611        20,827            32,798        (8,466)      114,709
                           ----------    ----------        ----------    ----------    ----------
                           $2,833,301    $2,496,621        $3,334,482    $4,063,232    $4,026,287
                           ==========    ==========        ==========    ==========    ==========
OPERATING PROFIT (LOSS)
Property and casualty
  insurance:
  Underwriting:
     Personal............  $  (72,029)   $   (1,121)       $   (7,685)   $   34,029    $   21,235
     Specialty...........     (81,758)       (7,925)          (28,015)      (67,131)         (324)
     Other lines(c)......      (9,006)       (5,089)           (7,241)     (256,360)      (62,470)
                           ----------    ----------        ----------    ----------    ----------
                             (162,793)      (14,135)          (42,941)     (289,462)      (41,559)
  Investment and other
     income..............     235,457       204,095           299,057       518,234       320,710
                           ----------    ----------        ----------    ----------    ----------
                               72,664       189,960           256,116       228,772       279,151
Annuities and life.......      75,806        95,050           112,498       165,238       122,401
Other(d).................     (49,761)      (42,632)          (66,553)     (120,260)      (21,922)
                           ----------    ----------        ----------    ----------    ----------
                           $   98,709    $  242,378        $  302,061    $  273,750    $  379,630
                           ==========    ==========        ==========    ==========    ==========

---------------

(a) Revenues include sales of products and services as well as other income earned by the respective segments.

(b) Represents primarily investment income.

(c) Represents primarily losses related to asbestos and other environmental matters ("A&E").

(d) Includes holding company expenses.

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

D. INVESTMENT IN INVESTEE CORPORATION

     Investment in investee corporation reflects AFG's ownership of 24 million shares (36%) of Chiquita common stock. The market value of this investment was $75 million and $114 million at September 30, 2000 and December 31, 1999, respectively and $47 million at November 1, 2000. Chiquita is a leading international marketer, producer and distributor of quality fresh fruits and vegetables and processed foods. Summarized financial information for Chiquita follows (in millions):

                                                NINE MONTHS ENDED             YEAR ENDED
                                                  SEPTEMBER 30,              DECEMBER 31,
                                                ------------------    --------------------------
                                                 2000       1999       1999      1998      1997
                                                -------    -------    ------    ------    ------
Current Assets................................  $  861                $  903
Noncurrent Assets.............................   1,611                 1,693
Current Liabilities...........................     585                   488
Noncurrent Liabilities........................   1,203                 1,403
Shareholders' Equity..........................     684                   705
Net Sales.....................................  $1,725     $1,937     $2,556    $2,720    $2,434
Operating Income..............................      88         93         42        79       100
Net Income (Loss).............................      (6)        19        (58)      (18)       --
Net Income (Loss) Attributed to Common
  Shares......................................     (19)         7        (75)      (36)      (17)

E. LONG-TERM DEBT

     The carrying value of long-term debt consisted of the following (in thousands):

                                                            SEPTEMBER 30,    DECEMBER 31,
                                                                2000             1999
                                                            -------------    ------------
HOLDING COMPANIES:
  AFG 7 1/8% Senior Debentures due April 2009.............    $300,890         $300,766
  AFG 7 1/8% Senior Debentures due December 2007..........      79,600           79,600
  AFC notes payable under bank line.......................     140,000           68,000
  American Premier Underwriters, Inc. ("APU") 10 5/8%
     Subordinated Notes...................................          --           23,786
  APU 10 7/8% Subordinated Notes due May 2011.............      11,623           11,661
  Other...................................................      14,679            9,110
                                                              --------         --------
                                                              $546,792         $492,923
                                                              ========         ========
SUBSIDIARIES:
  GAFRI 6 7/8% Senior Notes due June 2008.................    $100,000         $100,000
  GAFRI notes payable under bank line.....................      48,500           97,000
  Notes payable secured by real estate....................      31,331           31,704
  Other...................................................      11,145           11,029
                                                              --------         --------
                                                              $190,976         $239,733
                                                              ========         ========

     In April 2000, AFG redeemed the APU 10 5/8% Notes at maturity using funds borrowed under the AFC bank line.

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

     At September 30, 2000, sinking fund and other scheduled principal payments on debt for the balance of 2000 and the subsequent five years were as follows (in millions):

                                                       HOLDING
                                                      COMPANIES    SUBSIDIARIES    TOTAL
                                                      ---------    ------------    ------
2000................................................   $   --         $  .4        $   .4
2001................................................      1.7           1.7           3.4
2002................................................    150.0           1.6         151.6
2003................................................       --          50.1          50.1
2004................................................       --          14.2          14.2
2005................................................       --           9.7           9.7

     Debentures purchased in excess of scheduled payments may be applied to satisfy any sinking fund requirement. The scheduled principal payments shown above assume that debentures previously purchased are applied to the earliest scheduled retirements.

     AFC and GAFRI each have an unsecured credit agreement with a group of banks under which they can borrow up to $300 million and $190 million, respectively.

     Borrowings bear interest at floating rates based on prime or Eurodollar rates. Loans mature December 2002 under the AFC credit agreement and from 2000 to 2003 under the GAFRI credit agreement.

F. MINORITY INTEREST

     Minority interest in AFG's balance sheet is comprised of the following (in thousands):

                                                            SEPTEMBER 30,    DECEMBER 31,
                                                                2000             1999
                                                            -------------    ------------
Interest of noncontrolling shareholders in subsidiaries'
  common stock............................................    $104,099         $ 97,516
Preferred securities issued by subsidiary trusts..........     316,663          319,600
AFC preferred stock.......................................      72,154           72,154
                                                              --------         --------
                                                              $492,916         $489,270
                                                              ========         ========

     PREFERRED SECURITIES Wholly-owned subsidiary trusts of AFCH and GAFRI have issued $325 million of preferred securities and, in turn, purchased a like amount of AFCH and GAFRI subordinated debt which provides interest and principal payments to fund the respective trusts' obligations. The preferred securities must be redeemed upon maturity or redemption of the subordinated debt. AFCH and GAFRI effectively provide unconditional guarantees of their respective trusts' obligations and AFG guarantees AFCH's obligations.

     The preferred securities consisted of the following (in thousands):

DATE OF                                          SEPTEMBER 30,   DECEMBER 31,          OPTIONAL
ISSUANCE               ISSUE (MATURITY DATE)         2000            1999          REDEMPTION DATES
--------               ----------------------    -------------   ------------   ----------------------
October 1996.........  AFCH 9 1/8% TOPrS            $98,750        $100,000     On or after 10/22/2001
                       (2026)
November 1996........  GAFRI 9 1/4% TOPrS            72,913          74,600     On or after 11/7/2001
                       (2026)
March 1997...........  GAFRI 8 7/8% Pfd              70,000          70,000     On or after 3/1/2007
                       (2027)
May 1997.............  GAFRI 7 1/4% ROPES            75,000          75,000     Prior to 9/28/2000 and
                       (2041)                                                     after 9/28/2001

     In the first six months of 2000, AFCH and GAFRI repurchased $1.3 million and $1.7 million of their preferred securities for $1.1 million and $1.4 million in cash, respectively.

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

     AFC PREFERRED STOCK AFC's Preferred Stock is voting, cumulative, and consists of the following:

          SERIES J, no par value; $25.00 liquidating value per share; annual dividends per share $2.00; redeemable at AFC's option at $25.75 per share beginning December 2005 declining to $25.00 at December 2007 and thereafter; 2,886,161 shares (stated value $72.2 million) outstanding at September 30, 2000 and December 31, 1999.

     MINORITY INTEREST EXPENSE Minority interest expense is comprised of (in thousands):

                                   NINE MONTHS ENDED
                                     SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                   ------------------    -----------------------------
                                    2000       1999       1999       1998       1997
                                   -------    -------    -------    -------    -------
Interest of noncontrolling
  shareholders in earnings of
  subsidiaries...................  $ 9,011    $12,899    $15,308    $21,845    $16,142
Accrued distributions by
  subsidiaries on preferred
  securities:
  Trust issued securities, net of
     tax.........................   13,359     13,507     18,005     18,318     15,989
  AFC preferred stock............    4,329      4,329      5,772      5,772     13,715
                                   -------    -------    -------    -------    -------
                                   $26,699    $30,735    $39,085    $45,935    $45,846
                                   =======    =======    =======    =======    =======

G. SHAREHOLDERS' EQUITY

     At September 30, 2000, there were 58,754,411 shares of AFG Common Stock outstanding, including 1,364,478 shares held by APU for possible distribution to certain creditors and other claimants upon proper claim presentation and settlement pursuant to the 1978 plan of reorganization of APU's predecessor, The Penn Central Corporation. Shares being held for distribution are not eligible to vote but otherwise are accounted for as issued and outstanding. AFG is authorized to issue 12.5 million shares of Voting Preferred Stock and 12.5 million shares of Nonvoting Preferred Stock, each without par value.

     At September 30, 2000, there were 6.8 million shares of AFG Common Stock reserved for issuance upon exercise of stock options. As of that date, AFG had options for 5.5 million shares outstanding. Options generally become exercisable at the rate of 20% per year commencing one year after grant; those granted to non-employee directors of AFG are fully exercisable upon grant. All options expire ten years after the date of grant.

H. EXTRAORDINARY ITEMS

     Extraordinary items represent AFG's proportionate share of gains and losses related to debt retirements by the following companies. Amounts shown are net of minority interest and income taxes (in thousands):

                                                                 YEAR ENDED DECEMBER 31,
                                         NINE MONTHS ENDED     ---------------------------
                                         SEPTEMBER 30, 1999     1999      1998      1997
                                         ------------------    -------    -----    -------
Holding Companies:
  AFG (parent).........................       $ 1,735          $ 2,295    $  --    $    --
  AFC (parent).........................        (2,993)          (2,993)     (77)    (5,395)
  APU (parent).........................        (1,003)          (1,003)     (44)      (588)
Subsidiary:
  GAFRI................................            --               --     (649)    (1,250)
                                              -------          -------    -----    -------
                                              $(2,261)         $(1,701)   $(770)   $(7,233)
                                              =======          =======    =====    =======

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

I. COMMITMENTS AND CONTINGENCIES

     Loss accruals (included in other liabilities) have been recorded for various environmental and occupational injury and disease claims and other contingencies arising out of the railroad operations disposed of by APU's predecessor, Penn Central Transportation Company ("PCTC"), prior to its bankruptcy reorganization in 1978. Under purchase accounting, any such excess liability will be charged to earnings in AFG's financial statements.

     APU's liability of $32.3 million for environmental claims at December 31, 1999, consists of a number of proceedings and claims seeking to impose responsibility for hazardous waste remediation costs at certain railroad sites formerly owned by PCTC and certain other sites where hazardous waste was allegedly generated by PCTC's railroad related operations. It is difficult to estimate remediation costs for a number of reasons, including the number and financial resources of other potentially responsible parties, the range of costs for remediation alternatives, changing technology and the time period over which these matters develop. APU's liability is based on information currently available and is subject to change as additional information becomes available.

     APU's liability of $39.9 million for occupational injury and disease claims at December 31, 1999, includes pending and expected claims by former employees of PCTC for injury or disease allegedly caused by exposure to excessive noise, asbestos or other substances in the workplace. Anticipated recoveries of $26 million on these liabilities are included in other assets. Recorded amounts are based on the accumulation of estimates of reported and unreported claims and related expenses and estimates of probable recoveries from insurance carriers.

     In management's opinion, the outcome of the items discussed in this note will not individually or in the aggregate, have a material adverse effect on AFG's financial condition or results of operations.

                AMERICAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                       OF SELECTED FINANCIAL INFORMATION

GENERAL

     AFG and its subsidiaries, AFC Holding, AFC and APU, are organized as holding companies with almost all of their operations being conducted by subsidiaries. These parent corporations, however, have continuing cash needs for administrative expenses, the payment of principal and interest on borrowings, shareholder dividends, and taxes. Therefore, certain analyses are best done on a parent only basis while others are best done on a total enterprise basis. In addition, since most of its businesses are financial in nature, AFG does not prepare its consolidated financial statements using a current-noncurrent format. Consequently, certain traditional ratios and financial analysis tests are not meaningful.

     IT INITIATIVE In the third quarter of 1999, AFG initiated an enterprise-wide study of its information technology ("IT") resources, needs and opportunities. The initiative entails extensive effort and costs and has led to substantial changes in the area, which AFG believes will result in significant cost savings, efficiencies and effectiveness in the future. While the costs (most of which will be expensed) precede the expected savings, management expects benefits to greatly exceed the costs incurred, all of which have been and will be funded through available working capital.

     FORWARD-LOOKING STATEMENTS This prospectus supplement, the accompanying prospectus and the information incorporated by reference in them contain or incorporate by reference certain forward-looking statements that are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes", "expects", "may", "will", "should", "seeks", "approximately", "intends", "plans", "estimates", "anticipates" or the negative version of those words or other comparable terminology. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including:

     - changes in economic conditions, including interest rates, performance of securities markets, and the availability of capital;
     - regulatory actions;
     - changes in legal environment;
     - tax law changes;
     - levels of catastrophes and other major losses;
     - adequacy of loss reserves;
     - availability of reinsurance; and
     - competitive pressures, including the ability to obtain rate increases.

Forward-looking statements speak only as of the date made. We undertake no obligations to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made. For a discussion of factors that could cause actual results to differ, see the information contained in our publicly available filings with the SEC. These filings are described under the caption "Where You Can Find More Information" in the accompanying prospectus.

LIQUIDITY AND CAPITAL RESOURCES

     RATIOS AFG's debt to total capital ratio (at the parent holding company level) was approximately 26% at September 30, 2000 and 25% at December 31, 1999. AFG's ratio of earnings to fixed charges (on a total enterprise basis) was 1.82 for the first nine months of 2000 and 3.36 for the entire year of 1999.

     SOURCES OF FUNDS Management believes the parent holding companies have sufficient resources to meet their liquidity requirements through operations. If funds generated from operations, including dividends and tax payments from subsidiaries, are insufficient to meet fixed charges in any period, these companies would be required to generate cash through borrowings, sales of securities or other assets, or similar transactions.

     AFC has a revolving credit agreement with several banks under which it can borrow up to $300 million. AFG believes that this credit line provides ample liquidity and can be used to obtain funds for operating subsidiaries or, if necessary, for the parent companies. At September 30, 2000, there was $140 million borrowed under the line. At November 30, 2000, borrowings under the line had increased to $173 million.

     In April 1999, AFG issued $350 million principal amount of 7 1/8% senior debentures due 2009, using the proceeds to retire outstanding holding company public debt and borrowings under AFC's credit line.

     Dividend payments from subsidiaries have been very important to the liquidity and cash flow of the individual holding companies during certain periods in the past. However, the reliance on such dividend payments has been lessened in recent years by the combination of (i) reductions in the amounts and cost of debt at the holding companies from historical levels (and the related decrease in ongoing cash needs for interest and principal payments), (ii) AFG's ability to obtain financing in capital markets, as well as (iii) the sales of certain noncore investments.

     INVESTMENTS Approximately 91% of the fixed maturities held by AFG were rated "investment grade" (credit rating of AAA to BBB) by nationally recognized rating agencies at September 30, 2000. Investment grade securities generally bear lower yields and lower degrees of risk than those that are unrated and noninvestment grade. Management believes that the high quality investment portfolio should generate a stable and predictable investment return.

     AFG's equity securities are concentrated in a relatively limited number of major positions. This approach allows management to more closely monitor the companies and the industries in which they operate.

RESULTS OF OPERATIONS -- NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

     GENERAL Pretax operating earnings for the nine months ended September 30, 2000, were $98.7 million compared to $242.4 million in the comparable 1999 period. A decline in property and casualty underwriting results (including a $35 million third quarter charge for reserve strengthening in the California workers' compensation business) and second quarter special litigation charges were partially offset by higher realized gains and income from the sale of certain lease rights in the third quarter.

     Many investors and analysts focus on "core earnings" of companies, setting aside certain items included in net earnings. Such "core earnings" for AFG, consisting of net earnings (loss) adjusted to exclude: (i) realized gains (losses), (ii) equity in investee earnings (losses), (iii) extraordinary items, and (iv) a 1999 accounting change, were $28 million ($.48 per share) in the nine months of 2000 compared to $126.6 million ($2.08 per share) in the nine months of 1999.

     PROPERTY AND CASUALTY INSURANCE -- UNDERWRITING AFG's property and casualty group consists of two major business groups: Personal and Specialty.

     The Personal group sells nonstandard and preferred/standard private passenger auto insurance and, to a lesser extent, homeowners' insurance. Nonstandard automobile insurance covers risk not typically accepted for standard automobile coverage because of the applicant's driving record, type of vehicle, age or other criteria.

     The Specialty group includes a highly diversified group of business lines. Some of the more significant areas are inland and ocean marine, California workers' compensation, agricultural-related coverages, executive and professional liability, fidelity and surety bonds, lender services collateral protection, and umbrella and excess coverages.

     Underwriting profitability is measured by the combined ratio which is a sum of the ratios of underwriting losses, loss adjustment expenses, underwriting expenses and policyholder dividends to premiums. When the combined ratio is under 100%, underwriting results are generally considered profitable; when the ratio is over 100%, underwriting results are generally considered unprofitable. The combined ratio does not reflect investment income, other income or federal income taxes.

     For certain lines of business and products where the credibility of the range of loss projections is less certain (primarily the various specialty businesses listed above), management believes that it is prudent and appropriate to use conservative assumptions until such time as the data, experience and projections have more credibility, as evidenced by data volume, consistency and maturity of the data. While this practice mitigates the risk of adverse development on this business, it does not eliminate it.

     Net written premiums and combined ratios for AFG's property and casualty insurance subsidiaries were as follows (dollars in millions):

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              --------------------
                                                                2000        1999
                                                              --------    --------
Net Written Premiums (GAAP)
  Personal..................................................  $  997.3    $  839.2
  Specialty.................................................     974.9       850.4
  Other lines...............................................       (.3)        (.8)
                                                              --------    --------
                                                              $1,971.9    $1,688.8
                                                              ========    ========
Combined Ratios (GAAP)
  Personal..................................................     107.6%      100.2%
  Specialty.................................................     108.9       101.0
  Aggregate (including discontinued lines)..................     108.8       100.8

     PERSONAL The Personal group's increase in net written premiums reflects firming market prices in the nonstandard auto market, expanded writings in certain private passenger automobile markets and premiums generated by Worldwide (AFG's direct marketing channel) since its acquisition in April 1999. The combined ratio for the nine months of 2000 increased due to (i) increased auto claim frequency and severity (particularly in medical and health related costs),
(ii) the impact of a very competitive pricing environment on policies written during 1999 and early 2000 and (iii) increased underwriting expenses associated with the direct and Internet marketing initiatives (adding approximately 1.5 points to the Personal group's combined ratio). In an effort to alleviate increasing losses, AFG has implemented rate increases of approximately 10% through the first nine months of the year and expects that rate increases will be 12% by the end of 2000. These rate actions are expected to continue to moderate premium growth in the private passenger auto insurance business for the remainder of 2000, with the full impact on earnings not likely to take effect until early 2001.

     SPECIALTY The Specialty group's increase in net written premiums reflects the effect of (i) the January 2000 termination of reinsurance agreements relating to the California workers' compensation business which were in effect throughout 1999, (ii) rate increases in certain casualty markets (particularly California workers' compensation) and (iii) the realization of growth opportunities in certain commercial markets. Excluding the impact of the terminated reinsurance agreements, net written premiums were up approximately 10% for the nine months.

     In response to continuing losses in the California workers' compensation business, rate increases for this business have been about 22% so far this year and are expected to be in excess of 40% on renewals in the fourth quarter. Rate increases implemented in the other specialty operations have been 10% through the first nine months of 2000 and are targeted to be 12% by year-end.

     In response to adverse development in prior year losses, AFG recorded a $35 million pretax charge in the third quarter of 2000 to strengthen loss reserves in its California workers' compensation business. The combined ratio for the nine months of 2000 reflects this reserve strengthening (a combined ratio effect of 3.8 points for the nine months) and the effect of a highly competitive pricing environment on policies written during 1999.

     LIFE, ACCIDENT AND HEALTH PREMIUMS AND BENEFITS The increase in life, accident and health premiums and benefits is due primarily to the acquisition of UTA in October 1999.

     START-UP MANUFACTURING BUSINESSES AFG's pretax operating earnings for the first nine months of 2000 include losses of $6.7 million from two start-up manufacturing businesses acquired in 2000 from their former owners. The businesses are expected to reach "break-even" by the latter part of 2001.

     OTHER INCOME Other income increased $45 million (45%) in the first nine months of 2000 compared to 1999 primarily due to increased fee income generated by certain insurance operations and income from the lease rights sale and lease residuals.

     REALIZED GAINS Realized capital gains have been an important part of the return on investments in marketable securities. Individual securities are sold creating gains and losses as market opportunities exist.

     GAIN ON SALE OF OTHER INVESTMENTS In September 2000, GAFRI realized a $27.2 million pretax gain on the sale of its minority ownership in a company engaged in the production of ethanol. GAFRI's investment was repurchased by the ethanol company which, following the purchase, became wholly-owned by AFG's Chairman.

     GAIN ON SALE OF SUBSIDIARIES In 2000, AFG recognized a $25 million second quarter pretax gain representing an earn-out related to the 1998 sale of its Commercial lines division and a $6 million third quarter pretax loss on the sale of Stonewall Insurance Company.

     ANNUITY BENEFITS Annuity benefits reflect amounts accrued on annuity policyholders' funds accumulated. The majority of GAFRI's fixed rate annuity products permit GAFRI to change the crediting rate at any time (subject to minimum interest rate guarantees of 3% or 4% per annum). As a result, management has been able to react to changes in market interest rates and maintain a desired interest rate spread.

     INTEREST ON BORROWED MONEY Interest expense for the nine months of 2000 increased compared to 1999 due primarily to higher average indebtedness.

     OTHER OPERATING AND GENERAL EXPENSES Other operating and general expenses for the nine months of 2000 include second quarter charges of $32.5 million related to an agreement to settle a lawsuit against a GAFRI subsidiary and $8.8 million for an adverse California Supreme Court ruling against an AFG property and casualty subsidiary. Excluding these litigation charges, other operating and general expenses increased $30.3 million (11%) for the nine months of 2000 compared to 1999 primarily due to the inclusion of the operations of UTA following its acquisition in October 1999 and increased expenses from certain start-up operations.

     INVESTEE CORPORATION Equity in net earnings of investee represents AFG's proportionate share of Chiquita's earnings.

     In 1993, the European Union ("EU") implemented a regulatory system governing the importation of bananas into the EU. This quota system, which has been ruled illegal by the World Trade Organization, has significantly adversely impacted Chiquita's sales and market share in Europe as well as banana prices in other world-wide markets. To date, the United States government has been unable to obtain relief from the EU. These factors have led to a significant decline in Chiquita's operating results and in the quoted market value of AFG's Chiquita investment. Should AFG's management conclude that the decline in the quoted market price of its Chiquita investment is other than temporary, a writedown of the investment would be recognized.

     CUMULATIVE EFFECT OF ACCOUNTING CHANGE In the first quarter of 1999, GAFRI implemented Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." The SOP requires that costs of start-up activities be expensed as incurred and that unamortized balances of previously deferred costs be expensed and reported as the cumulative effect of a change in accounting principle. Accordingly, AFG expensed previously capitalized start-up costs of $3.8 million (net of minority interest and taxes) in the first quarter of 1999.

RESULTS OF OPERATIONS -- THREE YEARS ENDED DECEMBER 31, 1999

     GENERAL Operating earnings before income taxes were $302 million in 1999, $274 million in 1998 and $380 million in 1997. Results for 1998 include a pretax charge of $214 million for reserve strengthening relating to asbestos and other environmental matters ("A&E") and $159 million of pretax gains on sales of subsidiaries.

     Pretax operating earnings for 1999 were 8% lower than those of 1998 (excluding the above mentioned A&E charge and sales gains) due primarily to decreased investment income and a fourth quarter charge of $10 million for estimated expenses related to realignment within the operating units of the life, health and annuity business. These were partially offset by improved underwriting results in the property and casualty insurance operations.

     Pretax operating earnings for 1998 (excluding the above mentioned A&E charge and sales gains) were 13% lower than those of 1997 due primarily to lower gains on sales of securities and affiliates and a decline in the underwriting results of the property and casualty insurance operations which were impacted by higher catastrophe losses in 1998. These declines were partially offset by higher income on investments.

     PROPERTY AND CASUALTY INSURANCE -- UNDERWRITING Net written premiums and combined ratios for AFG's property and casualty insurance subsidiaries were as follows (dollars in millions):

                                                            1999      1998      1997
                                                           ------    ------    ------
NET WRITTEN PREMIUMS (GAAP)
Personal.................................................  $1,154    $1,279    $1,345
Specialty................................................   1,111     1,312(*)  1,468
Other Lines..............................................      (2)       18        45
                                                           ------    ------    ------
                                                           $2,263    $2,609    $2,858
                                                           ======    ======    ======
COMBINED RATIOS (GAAP)
Personal.................................................   100.7%     97.3%     98.5%
Specialty................................................   102.7     105.0     100.0
Aggregate (including A&E and other lines)................   102.0%    110.7%    101.4%

---------------
(*) Includes $232 million for the 1998 year generated by the Commercial lines sold.

     SPECIAL A&E CHARGE Under the agreement covering the sale of its Commercial lines division in 1998, AFG retained liabilities for certain A&E exposures. Prompted by this retention and as part of the continuing process of monitoring reserves, AFG began a thorough study of its A&E exposures. AFG's study was reviewed by independent actuaries who used state of the art actuarial techniques that have wide acceptance in the industry. The methods used involved sampling and statistical modeling incorporating external databases that supplement the internal information. AFG recorded a fourth quarter charge of $214 million increasing A&E reserves at December 31, 1998, to approximately $866 million (before deducting reinsurance recoverables of $241 million), an amount which, in the opinion of management, makes a reasonable provision for AFG's ultimate liability for A&E claims.

     Personal The Personal group's net written premiums for 1999 include $71 million in net premiums written by Worldwide since its acquisition in April. The 10% decrease in written premiums reflects continuing strong price competition in the private passenger automobile market. The combined ratio for 1999 increased as loss and underwriting expenses declined at a slower rate than premiums.

     In 1998, the Personal group's net written premiums decreased 5% due primarily to stronger price competition in the personal automobile market. The combined ratio improved in 1998 due to both lower loss experience and a 6% reduction in underwriting expenses.

     Specialty The Specialty group's net written premiums for 1999 increased slightly compared to the 1998 period, excluding premiums of the Commercial lines division sold in December 1998. The combined ratio improved as the beneficial effects of the Commercial lines sale more than offset less favorable underwriting results in other specialty businesses, in particular the multi-peril crop insurance program. The Specialty group's underwriting results for 1999 include $28 million representing amortization of a portion of the deferred gain related to the Commercial lines business ceded to Ohio Casualty in 1998. In addition, underwriting margins improved in the California workers' compensation business as favorable reinsurance agreements executed during 1998 more than offset an increase in reserves during the fourth quarter of 1999. In January 2000, AFG completed an agreement with Reliance Insurance Company which commuted these reinsurance agreements.

     The Specialty group's net written premiums decreased $156 million (11%) during 1998 due primarily to the impact of a reinsurance agreement whereby approximately 30% of AFG's California workers' compensation premiums were ceded and the sale of the Commercial lines division. Excluding these operations, the net written premiums of the other specialty businesses were essentially the same as in 1997. Underwriting results worsened from the comparable period in 1997 due to losses from the midwestern storms in the second quarter of 1998 compared to milder weather conditions during 1997 and unusually good results in 1997 in certain other lines.

     LIFE, ACCIDENT AND HEALTH PREMIUMS AND BENEFITS Life, accident and health premiums and benefits increased in 1999 (excluding Funeral Services division sold in 1998) due primarily to the acquisition of United Teacher Associates in October 1999 and increased sales by GALIC's Life division. The increase in 1998's premiums and benefits reflects primarily GAFRI's acquisition of Great American Life Assurance Company of Puerto Rico, Inc. in December 1997.

     INVESTMENT INCOME Changes in investment income reflect fluctuations in market rates and changes in average invested assets.

          1999 COMPARED TO 1998 Investment income decreased 5% from 1998 due primarily to the transfer of investment assets in connection with the sales of the Commercial lines division and Funeral Services division in 1998, partially offset by the effect of the purchases of Worldwide and United Teacher Associates in 1999.

          1998 COMPARED TO 1997 Investment income increased 2% from 1997 due primarily to an increase in the average amount of investments held partially offset by decreasing market interest rates.

     GAINS ON SALES OF INVESTEE The gains on sales of investee in 1998 and 1997 represent pretax gains to AFG as a result of Chiquita's public issuance of shares of its common stock.

     GAINS ON SALES OF SUBSIDIARIES The gains on sales of subsidiaries in 1998 include (i) a pretax gain of $152.6 million on the sale of the Commercial lines division, (ii) a pretax gain of $21.6 million on GAFRI's sale of its Funeral Services division and (iii) a charge of $15.5 million relating to operations expected to be sold or otherwise disposed of. The gains on sales of subsidiaries in 1997 include a pretax gain of $49.9 million on the sale of MDI and a charge of $17 million relating to operations expected to be sold or otherwise disposed of.

     OTHER INCOME

          1999 COMPARED TO 1998 Other income increased $6.8 million (5%) in 1999 as increased fee income generated by certain insurance operations more than offset a decrease in income from the sale of operating real estate and lease residuals.

          1998 COMPARED TO 1997 Other income increased $10.3 million (9%) in 1998 due primarily to income from the sale of operating real estate assets and lease residuals which more than offset the absence of revenues from a noninsurance subsidiary which was sold in the fourth quarter of 1997.

     INTEREST ON BORROWED MONEY Changes in interest expense result from fluctuations in market rates as well as changes in borrowings. AFG has generally financed its borrowings on a long-term basis which has resulted in higher current costs. Interest expense increased in both 1999 and 1998 due to higher average indebtedness partially offset by lower average interest rates on AFG's borrowings.

     OTHER OPERATING AND GENERAL EXPENSES From inception of AFG's Year 2000 Project in the early 1990's through 1997, AFG expensed approximately $9 million in remediation costs. During 1999 and 1998, respectively, $23 million and $27 million in such costs were expensed. Because a significant portion of the Year 2000 Project was completed using internal staff, these costs do not represent solely incremental costs.

          1999 COMPARED TO 1998 Other operating and general expenses increased $15.6 million (4%) as GAFRI's $10 million realignment charge and increased expenses from start-up insurance services subsidiaries more than offset a decrease in franchise taxes and a decrease in amortization of annuity and life acquisition costs related to the Funeral Services division sold.

          1998 COMPARED TO 1997 Other operating and general expenses increased $10.8 million (3%) in 1998 due primarily to inclusion of the operations of Great American Life Assurance Company of Puerto Rico following its acquisition in late 1997 which more than offset the absence of expenses from a noninsurance subsidiary which was sold in the fourth quarter of 1997.

     MINORITY INTEREST EXPENSE Dividends paid by subsidiaries on their preferred securities have varied as the securities were issued and retired over the past three years.

     INVESTEE CORPORATION Chiquita's operating income declined in 1999 from 1998 primarily due to weak banana pricing, particularly in Europe as a result of the overallocation of EU banana import licenses early in the year and weakness in demand from Eastern Europe and Russia.

     Chiquita's results for 1998 include pretax writedowns and costs of $74 million as a result of significant damage in Honduras and Guatemala caused by Hurricane Mitch. Excluding these unusual items, operating income improved in 1998 compared to 1997 due primarily to lower delivered product costs for bananas on higher worldwide volume, which more than offset the adverse effect of lower banana pricing.

     Chiquita's results for 1997 were adversely affected by a stronger dollar in relation to major European currencies and by increased banana production costs resulting from widespread flooding in 1996.

PROSPECTUS

                                  $500,000,000

                         AMERICAN FINANCIAL GROUP, INC.
                        Debt Securities and Common Stock

                                      and

                      AMERICAN FINANCIAL CAPITAL TRUST II

                              Preferred Securities
   Fully and unconditionally guaranteed, as described in this prospectus, by
                         American Financial Group, Inc.

     We will provide the specific terms of these securities in supplements to this prospectus. You should read carefully this prospectus and any supplement before you invest.

     This Prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                 The date of this Prospectus is July 15, 1999.

                              ABOUT THE PROSPECTUS

     This prospectus is part of a registration statement filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf process, American Financial Group, Inc. and American Financial Capital Trust II may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $500,000,000. This prospectus provides you with a general description of the securities which may be offered. Each time securities are offered for sale, a prospectus supplement will be provided that contains specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the following heading.

                      WHERE YOU CAN FIND MORE INFORMATION

     American Financial Group files annual, quarterly and special reports, proxy statement and other information with the SEC. These filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document American Financial Group files at the SEC's public reference rooms in Washington, D.C., New York City and Chicago. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms. American Financial Group's common stock, previously issued debt securities and the securities of a related trust are also listed on the New York Stock Exchange, and you may inspect any document at its offices located at 20 Broad Street, New York, NY 10005.

     The SEC allows American Financial Group to "incorporate by reference" the information it files with the SEC. This means that American Financial Group can disclose important information to you by referring you to documents American Financial Group files with the SEC. The information incorporated by reference is an important part of this prospectus. Information that American Financial Group files later with the SEC will automatically update and supersede information which American Financial Group has previously incorporated by reference until American Financial Group sells all of the securities described in this prospectus. The following documents of American Financial Group are incorporated by reference in this prospectus:

           FILING                              DATE
-----------------------------      ----------------------------
Annual Report on Form 10-K         Year Ended December 31, 1998
Quarterly Report on Form 10-Q      Quarter Ended March 31, 1999
Report on Form 8-K                 April 13, 1999

     All documents filed by American Financial Group under Section 13(a), 13(e), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus will be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of the documents.

     No separate financial statements of the Trust have been included and none are incorporated by reference in this prospectus. American Financial Group does not believe that financial statements of the Trust would be useful since the Trust will not have any independent function other than to issue securities representing undivided interests in its assets and investing the proceeds in American Financial Group debt securities. In addition, all obligations of the Trust are fully and unconditionally guaranteed by American Financial Group.

     We will provide you with a copy of any of these documents we are incorporating by reference at no cost, by writing or telephoning us at the following address or telephone number:

                            James C. Kennedy
                            Vice President, Deputy General Counsel and Secretary American Financial Group, Inc.
                            One East Fourth Street
                            Cincinnati, Ohio 45202
                            (513) 579-2538

     You should rely only on the information incorporated by reference or provided in this prospectus. No one else is authorized to provide you with any other information or any different information. Neither American Financial Group nor the Trust is making an offer of its securities in any state where an offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

                         AMERICAN FINANCIAL GROUP, INC.

     American Financial Group, Inc. is engaged primarily in private passenger automobile and specialty property and casualty insurance businesses and in the sale of tax-deferred annuities and certain life and supplemental health insurance products. At March 31, 1999, AFG had total assets of $15.7 billion and shareholders' equity of $1.6 billion.

     AFG's property and casualty operation originated in the 1800's and is one of the 25 largest property and casualty groups in the United States based on statutory net premiums written. We have achieved outstanding results that consistently outperform insurance industry averages by focusing on highly specialized niche products and markets, supplemented with personal automobile products.

     Our annuity, life and health operations are headed by American Annuity Group, Inc., an 83%-owned subsidiary with over $7 billion in assets. AAG specializes in the sale of retirement products, including traditional fixed, equity-indexed and variable annuities. In 1998, AAG's retirement annuity premiums were in excess of $500 million; its life and health premiums exceeded $100 million.

     The address of our principal executive offices is One East Fourth Street, Cincinnati, Ohio, 45202, and our telephone number is (513) 579-2121. All references to "we," "us," "the Company," "AFG" or "American Financial Group" in this prospectus mean, unless the context otherwise indicates, American Financial Group, Inc. and its consolidated subsidiaries.

                                   THE TRUST

     The Trust is a statutory business trust formed under Delaware law pursuant to (i) a declaration of trust executed by the Company, as sponsor, and the trustees (described below) for the Trust and (ii) the filing of a certificate of trust with the Delaware Secretary of State. The Trust's declaration will be amended and restated as of the date the securities of the Trust are initially issued. The amended declaration will be qualified as an indenture under the Trust Indenture Act of 1939.

     The Trust exists solely for the purposes of:

     - issuing preferred securities and common securities representing undivided beneficial interests in the assets of that Trust;

     - investing the proceeds of those securities issuances in junior subordinated debt securities of the Company; and

     - engaging only in other incidental activities.

     The rights of the holders of the trust securities, including economic rights, rights to information and voting rights, are set forth in the amended declaration of the Trust, the Delaware Business Trust Act and the Trust Indenture Act.

     The Company will own, directly or indirectly, all of the common securities of the Trust, which will have an aggregate liquidation amount equal to 3% of the total capital of the Trust. The common securities will generally rank equally in right of payment with the preferred securities, and payments on both will be made pro rata. However, upon an event of default under the Trust's amended declaration, the rights of the holders of the common securities to payment of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the preferred securities. The Company will pay all fees and expenses related to the Trust and the offering of trust securities.

     The Company, as holder of all of the common securities, will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the trustees of the Trust. The business and affairs of the Trust will be conducted by such trustees, and the duties and obligations of the trustees will be governed by the amended declaration of the Trust.

     At least two of the trustees of the Trust will be persons who are employees or officers of, or otherwise affiliated with, the Company. These persons are sometimes referred to herein as "regular" trustees. One trustee of the Trust will be a financial institution which will be unaffiliated with the Company and which will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act pursuant to the terms of the amended declaration and as may be further described in a prospectus supplement. The property trustee will hold title to the junior subordinated debt securities for the benefit of the holders of the trust securities. In addition, unless the property trustee maintains a principal place of business in the State of Delaware and otherwise meets the requirements of applicable laws, one trustee of the Trust will be a legal entity having a principal place of business in, or an individual resident of, the State of Delaware.

     Unless otherwise indicated in a prospectus supplement, The Bank of New York will be the property trustee and The Bank of New York (Delaware) will be the Delaware trustee. The address of the principal corporate trust office of The Bank of New York is 101 Barclay Street, 21st Floor, New York, New York, 10286 and for The Bank of New York (Delaware) is White Clay Center, Route 273, Newark, Delaware, 19711. The principal place of business of the Trust will be c/o American Financial Group, Inc., One East Fourth Street, Cincinnati, Ohio, 45202, telephone number (513) 579-2121.

                                USE OF PROCEEDS

     Unless otherwise indicated in an accompanying prospectus supplement, the net proceeds received by AFG from the sale of any securities offered hereby are expected to be used for general corporate purposes, which may include investment in insurance businesses and the repayment of outstanding debt of AFG and its subsidiaries. Until the net proceeds are used for these purposes, AFG may deposit them in interest-bearing accounts or invest them in short-term marketable securities. The specific allocations, if any, of the proceeds of any of the securities will be described in the prospectus supplement. The proceeds from any sale of preferred securities by the Trust will be invested in debt securities of AFG.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for AFG and its subsidiaries. Fixed charges are computed on a "total enterprise" basis. For purposes of calculating the ratios, "earnings" have been computed by adding to pretax earnings the fixed charges and the minority interest in earnings of subsidiaries having fixed charges and deducting (adding) the undistributed equity in earnings (losses) of investees. Fixed charges include interest (excluding interest on annuity benefits), amortization of debt premium/discount and expense, preferred dividend and distribution requirements of subsidiaries and a portion of rental expense deemed to be representative of the interest factor. The ratio for years 1995 and 1994 do not give pro forma effect to the April 1995 merger transactions through which AFG was created.

                                           THREE MONTHS
                                              ENDED
                                            MARCH 31,            YEAR ENDED DECEMBER 31,
                                           ------------    ------------------------------------
                                           1999    1998    1998    1997    1996    1995    1994
                                           ----    ----    ----    ----    ----    ----    ----
Ratio of earnings to fixed charges.......  3.88    4.87    3.22    3.98    4.22    2.60    1.69

                   DESCRIPTION OF THE SECURITIES WE MAY OFFER

GENERAL

     The Company may issue, in one or more offerings, any combination of senior or subordinated debt securities and common stock. The Trust may issue in one or more offerings, trust preferred securities that will be unconditionally guaranteed by the Company.

     This prospectus contains a summary of the general terms of the various securities that the Company or the Trust may offer. The prospectus supplement relating to any particular securities offered will describe the specific terms of the securities, which may be in addition to or different from the general terms summarized in this prospectus. The summary in this prospectus and in any prospectus supplement does not describe every aspect of the securities and is subject to and qualified in its entirety by reference to all applicable provisions of the documents relating to the securities offered. These documents are or will be filed as exhibits to or incorporated by reference in the registration statement.

     In addition, the prospectus supplement will set forth the terms of the offering, the initial public offering price and net proceeds to the Company. Where applicable, the prospectus supplement will also describe any material United States federal income tax considerations relating to the securities offered and indicate whether the securities offered are or will be listed on any securities exchange.

BOOK-ENTRY SYSTEM

     The Company or the Trust may issue securities in the form of one or more fully registered global securities. These will be deposited with, or on behalf of, the Depository Trust Company ("DTC") and registered in the name of its nominee. Except as described below, the global securities may be transferred, in whole and not in part, only to DTC or to another nominee of DTC.

     DTC has advised the Company that it is:

     - A limited-purpose trust company organized under the laws of the state of New York;

     - A member of the Federal Reserve System;

     - A "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - A "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

     DTC was created to hold securities for institutions that have accounts with DTC ("Participants") and to facilitate the clearance and settlement of securities transactions among its Participants through electronic book-entry changes in Participants' accounts. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's book-entry system is also available to others that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. DTC administers its book-entry system in accordance with its rules and bylaws and legal requirements.

     Upon issuance of a global security representing offered securities, DTC will credit (on its book-entry registration and transfer system) the principal amount to Participants' accounts. Ownership of beneficial interests in the global security will be limited to Participants or to persons that hold interests through Participants. Ownership of interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC (with respect to Participants' interests) and the Participants (with respect to the owners of beneficial interests in the global security). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

     So long as DTC (or its nominee), is the registered holder and owner of a global security, DTC (or its nominee) will be considered, for all purposes under the applicable indenture, the sole owner and holder of the related offered securities. Except as described below, owners of beneficial interests in a global security will not:

     - be entitled to have the offered securities registered in their names; or

     - receive or be entitled to receive physical delivery of certificated offered securities in definitive form.

     Each person owning a beneficial interest in a global security must rely on DTC's procedures (and, if that person holds through a Participant, on the Participant's procedures) to exercise any rights of a holder of offered securities under the global security or any applicable indenture, or otherwise. The indentures provide that DTC may grant proxies and otherwise authorize Participants to take any action which it (as the holder of a global security) is entitled to take under the indentures or the global security. We understand that under existing industry practice, if the Company or the Trust requests any action of holders or an owner of a beneficial interest in a global security desires to take any action that DTC (as the holder of the global security) is entitled to take, DTC would authorize the Participants to take that action and the Participants would authorize their beneficial owners to take the action or would otherwise act upon the instructions of their beneficial owners.

     The Company or the Trust will make payments with respect to securities represented by a global security to DTC. We expect that DTC, upon receipt of any payments, will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests. We also expect that payments by Participants to owners of beneficial interests in a global security held through them will be governed by standing instructions and customary practices (as is the case with securities held for customers' accounts in "street name") and will be the responsibility of the Participants. None of the Company, the Trust or any trustee will have any responsibility or liability for:

     - any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security for any securities;

     - maintaining, supervising, or reviewing any records relating to any beneficial ownership interests;

     - any other aspect of the relationship between DTC and its Participants; or

     - the relationship between the Participants and the owners of beneficial interests in a global security.

     Unless and until they are exchanged in whole or in part for certificated securities in definitive form, the global securities may not be transferred except as a whole by DTC to its nominee or by its nominee to DTC or another nominee.

     The securities of any series represented by a global security may be exchanged for certificated securities in definitive form if:

     - DTC notifies us that it is unwilling or unable to continue as depositary for the global security or if at any time it ceases to be a clearing agency registered under the Securities Exchange Act of 1934;

     - the Company decides at any time not to have the securities of that series represented by a global security and so notifies DTC; or

     - in the case of debt securities, an event of default has occurred and is continuing with respect to the debt securities.

     If there is such an exchange, we will issue certificated securities in authorized denominations and registered in such names as DTC directs. Subject to the foregoing, the global securities are not exchangeable, except for a global security(ies) of the same aggregate denomination to be registered in DTC's or its nominee's name.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     As required by Federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by documents called "indentures." The indenture is a contract between American Financial Group and the trustee named in the applicable prospectus supplement, which acts as trustee for the debt securities. There may be more than one trustee under each indenture for different series of debt securities. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described later on page 7 under "Remedies If An Event of Default Occurs." Second, the trustee may perform administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell, and sending you notices. We anticipate that we will perform these duties with respect to the debt securities.

     The debt securities will be unsecured general obligations of the Company and may include:

     - senior debt securities, to be issued under the senior indenture;

     - subordinated debt securities, to be issued under the subordinated indenture; and

     - junior subordinated debt securities, to be issued under the junior subordinated indenture.

If issued, the junior subordinated debt securities will be purchased by the Trust using proceeds from issuances of trust preferred securities. When we refer to the indenture we mean the senior indenture, the subordinated indenture and the junior subordinated indenture collectively, unless we indicate otherwise. When we refer to the trustee we mean the senior trustee, the subordinated trustee and the junior subordinated trustee collectively, unless we indicate otherwise.

     This section summarizes the general terms of the debt securities we may offer. The prospectus supplement relating to any particular debt securities offered will indicate whether the debt securities are senior debt securities, subordinated debt securities or junior subordinated debt securities and will describe the specific terms of the debt securities, which may be in addition to or different from the general terms summarized in this section. The summary in this section and in any prospectus supplement does not describe every aspect of the senior, subordinated or junior subordinated indenture or the debt securities, and is subject to and qualified in its entirety by reference to all the provisions of the applicable indenture and the debt securities. The forms of the senior indenture, subordinated indenture and junior subordinated indenture and the forms of the debt securities are or will be filed as exhibits to or incorporated by reference in the registration statement. See "Where You Can Find More Information" on page i for information on how to obtain a copy.

     The prospectus supplement relating to any debt securities will describe the following specific financial, legal and other terms particular to such debt securities:

     - the title of the debt securities;

     - any limit on the aggregate principal amount of the debt securities;

     - the date or dates on which the debt securities will mature;

     - the annual rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, and the date or dates from which the interest will accrue;

     - the dates on which interest on the debt securities will be payable and the regular record dates for those interest payment dates;

     - any mandatory or optional sinking funds or analogous provisions or provisions for redemption at the holder's option;

     - the date, if any, after which and the price or prices at which the debt securities may, in accordance with any option or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption provision;

     - if other than denominations of $1,000 and any integral multiple thereof, the denomination in which the debt securities will be issuable;

     - if other than the principal amount thereof, the portion of the principal amount of the debt securities which will be payable upon the declaration of acceleration of the maturity of those debt securities;

     - any index or formula used to determine the amount of payment of principal of, premium, if any, and interest on the debt securities;

     - whether any debt securities will be issued in the form of a global security, the wording of any legal legend to be placed on any global security in addition to or instead of a legend describing the restrictions on exchanges and transfers listed under "Global Securities" on page 7 and, if different from those described in that subsection, any circumstances under which a global security may be exchanged for debt securities registered in the names of persons other than the depositary for the global security or its nominee;

     - whether the debt securities are senior, subordinated or junior subordinated debt securities;

     - the subordination provisions applicable to the subordinated debt securities or junior subordinated debt securities; and

     - any other material terms of the debt securities.

     Those terms may vary from the terms described here. Thus, this summary also is subject to and qualified by reference to the description of the particular terms of your debt securities to be described in the prospectus supplement. The prospectus supplement relating to your debt securities will be attached to the front of this prospectus.

     The indenture and its associated documents contain the full legal text of the matters described in this section. The indenture and the debt securities are governed by New York law.

EVENTS OF DEFAULT

     General. You will have special rights if an "event of default" occurs and is not cured, as described later in this subsection. Under the indentures, the term "event of default" means any of the following:

     - We do not pay the principal or any premium on a debt security on its due date;

     - We do not pay interest on a debt security, in the case of senior debt securities or subordinated debt securities, within 30 days of its due date and, in the case of junior subordinated debt securities, within 60 days after its due date;

     - We remain in breach of any restrictive covenant described in the indenture for 60 days after we receive a notice stating we are in breach. In the case of senior debt securities or subordinated debt securities, the notice must be sent by either the trustee or direct holders of at least 25% of the principal amount of outstanding debt securities of the affected series, and in the case of the junior subordinated debt securities, the notice must be sent by the trustee;

     - We fail to pay an amount of debt (other than the debt securities) totaling more than $10,000,000 ($15,000,000 in the case of junior subordinated debt securities), our obligation to repay is accelerated by our lenders, and this payment obligation remains accelerated for 60 days after we receive notice of default as described in the previous paragraph; or

     - We become subject to judgments, orders or decrees requiring payments of more than $10,000,000 ($15,000,000 in the case of junior subordinated debt securities) and 60 days have passed during which a stay of enforcement has not been in effect after we receive notes as described two paragraphs above.

     Remedies if an Event of Default Occurs. If an event of default has occurred and has not been cured, the trustee or the direct holders of 25% in principal amount of the outstanding debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a "declaration of acceleration of maturity."

     Except in cases of default, where a trustee has some special duties, a trustee is not required to take any action under the indenture at the request of any direct holders unless the direct holders offer the trustee reasonable protection from expenses and liability (called an "indemnity"). If reasonable indemnity is provided, the direct holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority direct holders may also direct the trustee in performing any other action under the indenture.

     In general, before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

     - You must give the trustee written notice that an event of default has occurred and remains uncured;

     - The direct holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

     - The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity; and

     - The trustee must not have received from direct holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with the written notice during the 60 day period after receipt of the above notice.

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date.

MODIFICATION

     There are three types of changes we can make to the indentures and the debt securities.

     Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

     - change the payment due date of the principal or interest on a debt security;

     - reduce any amounts due on a debt security;

     - reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

     - change the place of payment on a debt security;

     - impair your right to sue for payment;

     - reduce the percentage of direct holders of debt securities whose consent is needed to modify or amend the indenture;

     - reduce the percentage of direct holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; and

     - modify any other aspect of the provisions dealing with modification and waiver of the indenture.

     Changes Requiring a Majority Vote. The second type of change to the indentures and the debt securities is the kind that requires a vote in favor by direct holders of debt securities owning a majority of the principal amount of the particular series affected. The same majority vote would be required for us to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed in the first category described previously under "Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

     Changes Not Requiring Approval. The third type of change does not require any vote by direct holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We are generally permitted to consolidate or merge with another entity. We are also permitted to sell or lease substantially all of our assets to another company, or to buy or lease substantially all of the assets of another entity. However, unless AFG survives the consolidation or merger, we may not take any of these actions unless the following conditions (among others) are met:

     - Where we merge out of existence or sell or lease substantially all our assets, the other entity must be a corporation, partnership or trust organized under the laws of a State or the District of Columbia or under federal law, and it must agree to be legally responsible for the debt securities.

     - The merger, sale of assets or other transaction must not cause a default on the debt securities, and we must not already be in default (unless the merger or other transaction would cure the default). For purposes of this no-default test, a default would include an event of default.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     Debt securities will be issuable in definitive, registered form. Debt securities are also issuable in temporary or permanent global form. See "Description of the Securities We May Offer -- Book-Entry System" on page 3.

     You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. This is called an "exchange."

     You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may appoint another entity or perform this role ourselves. The entity performing the role of maintaining the list of registered direct holders is called the "security registrar." It will also perform transfers. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

     If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security being partially redeemed.

PAYMENT AND PAYING AGENTS

     We will pay interest to you if you are a direct holder listed in the trustee's records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the debt security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the "regular record date" and will be stated in the prospectus supplement. Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller. This prorated interest amount is called "accrued interest."

     In the past, AFG has chosen to pay interest by mailing checks. AFG may also choose to pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee. You must make arrangements to have your payments picked up at or wired from the trust office.

     We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee's corporate trust office. These offices are called "paying agents." We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for any particular series of debt securities.

NOTICES

     Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

PROVISIONS APPLICABLE TO JUNIOR SUBORDINATED DEBT SECURITIES

     Events of Default. In addition to the events described above under "Description of Debt Securities -- Events of Default" applicable to all debt securities, the voluntary or involuntary dissolution, winding up or termination of the Trust that owns the series of junior subordinated debt securities will constitute an event of default for any series of junior subordinated debt securities issued pursuant to the junior subordinated indenture, except in connection with:

     - the distribution of such junior subordinated debt securities to holders of trust securities of the Trust;

     - the redemption of all of the trust securities of the Trust; and

     - mergers, consolidations or similar events permitted by the amended declaration of the Trust.

     The holders of at least a majority in aggregate liquidation amount of the trust preferred securities of the Trust may waive any default or event of default with respect to such series and its consequences, except defaults or events of default that:

     - are not waivable under the junior subordinated indenture (such as defaults regarding payment of principal, premium, if any, or interest); or

     - require the consent or vote of greater than a majority in principal amount of the holders of junior subordinated debt securities to be waived under the junior subordinated indenture, in which case the event of default may only be waived by the holders of the same "super-majority" in liquidation amount of the trust preferred securities.

     Any such waiver shall cure such default or event of default. If, under the amended declaration of the Trust, an event of default has occurred and is attributable to the failure of the Company to pay principal, premium, if any, or interest on, such junior subordinated debt securities, then each holder of the trust preferred securities of the Trust may sue the Company or seek other remedies, to force payment to such holder of the principal of, premium, if any, or interest on, such junior subordinated debt securities having a principal amount equal to the aggregate liquidation amount of the trust preferred securities held by such holder.

     Modification of Junior Subordinated Indenture. Under the junior subordinated indenture, the Company and the indenture trustee may change certain rights of holders of a series of junior subordinated debt securities with the written consent of the holders of a majority in principal amount of the series of junior subordinated debt securities that are affected. Any such change will be subject to the limitations described above under "Modification" on page 8 applicable to the other debt securities. If the property trustee of the Trust, as a holder of junior subordinated debt securities, is required to consent to any amendment, modification or termination of the junior subordinated indenture, the property trustee will request directions from the holders of the trust securities of the Trust.

     Subordination of Junior Subordinated Debt Securities. The junior subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to certain of the Company's other indebtedness to the extent described in a prospectus supplement. The junior subordinated indenture will not limit the amount of junior subordinated debt securities which the Company may issue, nor does it limit the Company from issuing any other secured or unsecured debt.

                 DESCRIPTION OF THE TRUST PREFERRED SECURITIES

GENERAL

     The amended declaration of the Trust will authorize the trustees to issue, on behalf of the Trust, one series of trust preferred securities. The Trust will use the proceeds from the sale of the trust preferred securities to purchase a series of junior subordinated debt securities issued by the Company. The property trustee will hold these junior subordinated debt securities in trust for the benefit of the holders of such trust preferred securities.

     This section summarizes the general terms of the preferred securities that the Trust may offer. The prospectus supplement relating to any particular preferred securities offered by the Trust will describe the specific terms of the preferred securities, which may be in addition to or different from the general terms summarized in this section. The summary in this section and in any prospectus supplement does not describe every aspect of the trust preferred securities offered and is subject to and qualified in its entirety by reference to all the provisions of the amended declaration and the trust preferred securities. The forms of the amended declarations and the trust preferred securities are or will be filed as exhibits to or incorporated by reference in the registration statement.

     The Company will guarantee the payments of distributions and payments on redemption or liquidation with respect to the trust preferred securities, but only to the extent the Trust has funds available to make those payments and has not made the payments. The trust preferred securities guarantee by the Company is described in more detail below under "Description of the Trust Preferred Securities Guarantee."

     The assets of the Trust available for distribution to the holders of its trust preferred securities will be limited to payments from the Company under the series of junior subordinated debt securities held by the Trust. If the Company fails to make a payment on the junior subordinated debt securities, the Trust will not have sufficient funds to make related payments, including distributions, on its trust preferred securities.

     The trust preferred securities guarantee, when taken together with the Company's obligations under the series of junior subordinated debt securities, the junior subordinated indenture and the amended declaration of the Trust, will provide a full and unconditional guarantee of amounts due on the trust preferred securities issued by the Trust.

     The prospectus supplement relating to any particular preferred securities offered by the Trust will describe the specific terms of the preferred securities, which may be in addition to or different from the general terms summarized in this section. In particular, the prospectus supplement will describe:

     - the name of such trust preferred securities;

     - the designation of the trust preferred securities;

     - the dollar amount and number of trust preferred securities issued;

     - the annual distribution rate(s) or method of determining such rate(s), the payment date(s) and the record dates used to determine the holders who are to receive distributions;

     - the date(s) or the method to determine the date(s) from which distributions shall be cumulative;

     - the optional redemption provisions, if any, including the prices, time periods and other terms and conditions for which such trust preferred securities shall be purchased or redeemed, in whole or in part;

     - the optional right of the Trust to defer quarterly distributions on the preferred securities;

     - the terms and conditions, if any, upon which the applicable series of junior subordinated debt securities and the related trust preferred securities guarantee may be distributed to holders of the trust preferred securities upon liquidation, dissolution, termination or winding up of the Trust;

     - any voting rights of the trust preferred securities other than those described in this section;

     - any securities exchange on which the trust preferred securities will be listed;

     - whether the trust preferred securities are to be issued in book-entry form and represented by one or more global certificates, and if so, the depositary for the global certificates and the specific terms of the depositary arrangements;

     - any other relevant rights, preferences, privileges, limitations or restrictions of such trust preferred securities; and

     - any applicable United States Federal income tax considerations.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     The amended declaration of the Trust will state that the Trust shall be dissolved:

     - on the expiration of the term of the Trust;

     - upon the bankruptcy, dissolution or liquidation of the Company;

     - upon a change in law requiring the Trust to register as an investment company under the Investment Company Act of 1940;

     - unless the Company takes certain actions, upon a change in the law resulting in the Trust being subject to United States Federal income tax on income received from the junior subordinated debt securities held by the Trust, the interest payable by the Company on the junior subordinated debt securities not being deductible for United State Federal income tax purposes, or the Trust being subject to more than a de minimus amount of other taxes;

     - upon the redemption, conversion or exchange of all of the trust securities of the Trust;

     - upon the repayment of all of the junior subordinated debt securities held by the Trust or at such time as no such junior subordinated debt securities are outstanding;

     - upon entry of a court order for the dissolution of the Trust; or

     - upon the election of the Company to terminate the Trust and distribute the related junior subordinated debt securities directly to the holders of the trust securities.

     In the event of a dissolution, after the Trust pays all amounts owed to creditors, the holders of the trust securities will be entitled to receive:

     - cash equal to the aggregate liquidation amount of each trust security specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions to the date of payment; or

     - junior subordinated debt securities in an aggregate principal amount equal to the aggregate liquidation amount of the trust securities.

     If the Trust cannot pay the full amount due on its trust securities because insufficient assets are available for payment, then the amounts payable by the Trust on its trust securities shall be paid pro rata. However, if an event of default under the related indenture has occurred, the total amounts due on the trust preferred securities will be paid before any distribution on the trust common securities.

EVENTS OF DEFAULT

     An event of default under the junior subordinated indenture relating to a series of junior subordinated debt securities is an event of default under the amended declaration of the Trust. We have described these events of default under the sections entitled "Description of Debt Securities -- Provisions Applicable to All Debt Securities -- Events of Default" on page 7 and
" -- Provisions Applicable to Junior Subordinated Debt Securities -- Events of Default" on page 9.

     The Company and the regular trustees of the Trust must file annually with the property trustee for the Trust a certificate stating whether or not they are in compliance with all the applicable conditions and covenants under the related amended declaration.

     Upon the occurrence of an event of default, the property trustee of the Trust, as the sole holder of the junior subordinated debt securities held by the Trust, will have the right under the junior subordinated indenture to declare the principal of, premium, if any, and interest on such junior subordinated debt securities to be immediately due and payable.

     If a property trustee fails to enforce its rights under the amended declaration or the junior subordinated indenture then, to the fullest extent permitted by law, and subject to the terms of the amended declaration and the junior subordinated indenture, any holder of trust preferred securities may sue the Company, or seek other remedies, to enforce the property trustee's rights under the amended declaration or the junior subordinated indenture without first instituting a legal proceeding against such property trustee or any other person.

     If the Company fails to pay principal, premium, if any, or interest on a series of junior subordinated debt securities when payable, then a holder of such trust preferred securities may directly sue the Company or seek other remedies, to collect its pro rata share of payments owned.

REMOVAL AND REPLACEMENT OF TRUSTEES

     Only the holders of trust common securities may remove or replace the trustees of the Trust. The resignation or removal of any trustee and the appointment of a successor trustee will be effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the amended declaration for the Trust.

MERGERS, CONSOLIDATIONS, CONVERSIONS OR AMALGAMATIONS OF THE TRUST

     The Trust may not consolidate, amalgamate, merge with or into, or be converted into or replaced by or convey, transfer or lease their properties and assets substantially as an entirety to any other corporation or other body, except as described below. The Trust may, with the consent of a majority of its regular trustees and without the consent of the holders of its trust securities or the other trustees, engage in any of the merger events referred to above under the conditions set forth in the declaration and described in a prospectus supplement.

     In addition, unless all of the holders of the trust preferred securities and trust common securities approve otherwise, the Trust may not consent to or engage in a merger event if that event would cause the Trust or the successor entity to be classified other than as a grantor trust for United States federal income tax purposes.

INFORMATION CONCERNING DUTIES OF THE PROPERTY TRUSTEE

     For matters relating to compliance with the Trust Indenture Act, the property trustee of the Trust will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. The property trustee, other than during the occurrence and continuance of an event of default under the Trust, undertakes to perform only such duties as are specifically set forth in the amended declaration and, upon an event of default, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers given it by the applicable amended declaration at the request of any holder of trust preferred securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the trust preferred securities will not be required to offer such an indemnity where the holders, by exercising their voting rights, direct the property trustee to take any action following an event of default.

MISCELLANEOUS

     The regular trustees of the Trust are authorized and directed to conduct the affairs of the Trust and to operate the Trust in such a way that:

     - it will not be deemed to be an "investment company" required to be registered under the Investment Company Act;

     - it will be classified as a grantor trust for United States federal income tax purposes; and

     - the junior subordinated debt securities held by it will be treated as indebtedness of the Company for United States federal income tax purposes.

     The Company and the regular trustees of the Trust are authorized to take any action (so long as it is consistent with applicable law or the certificate of trust or amended declaration) that the Company and the regular trustees of the Trust determine to be necessary or desirable for such purposes.

     Holders of trust preferred securities have no preemptive or similar rights.

     The Trust may not borrow money, issue debt, execute mortgages or pledge any of its assets.

GOVERNING LAW

     The amended declaration and the related trust preferred securities will be governed by and construed in accordance with the laws of the State of Delaware and the Trust Indenture Act.

            DESCRIPTION OF THE TRUST PREFERRED SECURITIES GUARANTEE

GENERAL

     The Company will execute a trust preferred securities guarantee, which benefits the holders of trust preferred securities, at the time that the Trust issues those trust preferred securities. The trust preferred securities guarantee will be qualified as an indenture under the Trust Indenture Act and will be held for the benefit of holders of trust preferred securities by a guarantee trustee meeting the requirements of the Trust Indenture Act. Unless otherwise indicated in a prospectus supplement, DTC will be the guarantee trustee.

GUARANTEE PAYMENT

     This section summarizes the general terms of the guarantees that the Company will provide in respect of the preferred securities that the Trust may offer. The summary in this section does not describe every aspect of the guarantee and is subject to and qualified in its entirety by reference to any description in the related prospectus supplement and to all the provisions of the guarantee agreements. The form of the guarantee agreement is filed as an exhibit to the registration statement.

     The Company will irrevocably agree, as described in the trust preferred securities guarantee, to pay in full, to the holders of the trust preferred securities issued by the Trust, the following trust preferred securities guarantee payments when due to the extent not paid by the Trust, regardless of any defense, right of set-off or counterclaim which the Trust may have or assert:

     - any accrued and unpaid distributions required to be paid on the trust preferred securities, to the extent that the Trust has funds available to make the payment;

     - the redemption price, to the extent that the Trust has funds available to make the payment; and

     - upon a voluntary or involuntary dissolution and liquidation of the Trust (other than in connection with a distribution of junior subordinated debt securities to holders of such trust preferred securities or the redemption of all such trust preferred securities), the lesser of

          (1) the aggregate of the liquidation amount specified in the prospectus supplement for each trust preferred security plus all accrued and unpaid distributions on the trust preferred securities to the date of payment, to the extent the Trust has funds available to make the payment and

          (2) the amount of assets of the Trust remaining available for distribution to holders of its trust preferred securities upon a dissolution and liquidation of the Trust ("Liquidation Payment").

     The Company's obligation to make a trust preferred securities guarantee payment may be satisfied by directly paying the required amounts to the holders of the trust preferred securities or by causing the Trust to pay the amounts to the holders.

     The combined operation of the Company's obligations under the junior subordinated indenture and the trust preferred securities guarantee and amended declaration has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under its trust preferred securities.

STATUS OF THE TRUST PREFERRED SECURITIES GUARANTEE

     The trust preferred securities guarantee will constitute an unsecured obligation of the Company and will rank:

     - subordinated and junior in right of payment to all the Company's other liabilities except those liabilities made equal or subordinate to the guarantee by their terms; and

     - senior to the following:

          (1) all capital stock (other than the most senior preferred shares issued, from time to time, by the Company, which will rank equally with the guarantee) issued by the Company; and

          (2) any guarantee entered into by the Company relating to its capital stock (other than the most senior preferred shares issued, from time to time, by the Company).

     The trust preferred securities guarantee will rank equally with obligations under other guarantee agreements that the Company may enter into from time to time if both:

          - the agreements are in substantially the form of the preferred securities guarantee and provide for comparable guarantees by the Company of payment on preferred securities issued by other trusts or financing vehicles of the Company; and

          - the debt relating to those preferred securities are subordinated, unsecured indebtedness of the Company.

     By acceptance of the trust preferred securities, holders accept the subordination provisions and other terms of the trust preferred securities guarantee. The trust preferred securities guarantee will constitute a guarantee of payment and not of collection (in other words, the holder of the guaranteed security may sue the Company, or seek other remedies, to enforce its rights under the trust preferred securities guarantee without first suing any other person or entity). The trust preferred securities guarantee will not be discharged except by payment of the guarantee payments in full to the extent not previously paid or upon distribution of the corresponding series of junior subordinated debt securities to the holders of trust preferred securities pursuant to the amended declaration.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes which do not adversely affect the rights of holders of trust preferred securities in any material respect (in which case no consent of such holders will be required), a trust preferred securities guarantee may only be amended with the prior approval of the holders of a majority in aggregate liquidation amount of such trust preferred securities. All guarantees and agreements contained in the trust preferred securities guarantee will be binding on the Company's successors, assigns, receivers, trustees and representatives and are for the benefit of the holders of the applicable trust preferred securities.

TRUST PREFERRED SECURITIES GUARANTEE EVENTS OF DEFAULT

     An event of default under the trust preferred securities guarantee occurs if the Company fails to make any of its required payments or perform its obligations under the trust preferred securities guarantee.

     The holders of at least a majority in aggregate liquidation amount of the trust preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee or to direct the exercise of any trust or power given to the guarantee trustee under the trust preferred securities guarantee.

INFORMATION CONCERNING DUTIES OF THE TRUST PREFERRED GUARANTEE TRUSTEE

     The guarantee trustee under the trust preferred securities guarantee, other than during the occurrence and continuance of an event of default under the trust preferred securities guarantee, will only perform the duties that are specifically described in the trust preferred securities guarantee. After such a default, the trust preferred guarantee trustee will exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee is under no obligation to exercise any of its powers as described in the trust preferred securities guarantee at the request of any holder of covered trust preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur.

TERMINATION OF THE TRUST PREFERRED SECURITIES GUARANTEE

     The trust preferred securities guarantee will terminate once the trust preferred securities are paid in full or upon distribution of the corresponding series of junior subordinated debt securities to the holders of the trust preferred securities. The trust preferred securities guarantee will continue to be effective or will be reinstated if at any time any holder of trust preferred securities must restore payment of any sums paid under such trust preferred securities or such trust preferred securities guarantee.

GOVERNING LAW

     The trust preferred securities guarantee will be governed by and construed in accordance with the laws of the State of New York and the Trust Indenture Act.

               RELATIONSHIP AMONG THE TRUST PREFERRED SECURITIES,
                THE TRUST PREFERRED SECURITIES GUARANTEE AND THE
             JUNIOR SUBORDINATED DEBT SECURITIES HELD BY THE TRUST

     Payments of distributions and redemption and liquidation payments due on the trust preferred securities, to the extent the Trust has funds available for the payments, will be guaranteed by the Company to the extent described above under "Description of the Trust Preferred Securities Guarantee." The combined operation of the Company's obligations under the trust preferred securities guarantee, amended declaration and the junior subordinated indenture has the effect of providing a full, irrevocable and unconditional guarantee of the Trust's obligations under its trust preferred securities.

     As long as the Company makes payments of interest and other payments when due on the junior subordinated debt securities held by the Trust, such payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the trust preferred securities issued by the Trust because:

     - the aggregate principal amount of the junior subordinated debt securities will be equal to the sum of the aggregate liquidation amount of the trust securities;

     - the interest rate and interest and other payment dates on the junior subordinated debt securities will match the distribution rate and distribution and other payment dates for the trust preferred securities;

     - the Company will pay for any and all costs, expenses and liabilities of the Trust except the Trust's obligations under its trust preferred securities; and

     - the amended declaration provides that the Trust will not engage in any activity that is not consistent with the limited purposes of the Trust.

     If and to the extent that the Company does not make payments on such junior subordinated debt securities, the Trust will not have funds available to make payments of distributions or other amounts due on its trust preferred securities. In those circumstances, you will not be able to rely upon the trust preferred securities guarantee for payment of these amounts. Instead, you may directly sue the Company or seek other remedies to collect your pro rata share of payments owed. If you sue the Company to collect payment, then the Company will assume your rights as a holder of trust preferred securities under the amended declaration to the extent the Company makes a payment to you in any such legal action.

     A holder of any trust preferred security may sue the Company, or seek other remedies, to enforce its rights under the trust preferred securities guarantee without first suing the guarantee trustee, the Trust or any other person or entity.

                          DESCRIPTION OF COMMON STOCK

     This section summarizes the general terms of the common stock that we may offer. The prospectus supplement relating to the common stock offered will set forth the number of shares offered, the initial

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offering price and recent market prices, dividend information and any other relevant information. The summary in this section and in the prospectus supplement does not describe every aspect of the common stock and is subject to and qualified in its entirety by reference to all the provisions of our Amended and Restated Articles of Incorporation and Code of Regulations and to the provisions of the Ohio General Corporation Law.

     The total number of authorized shares of AFG common stock is 200,000,000, without par value. Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Holders of common stock have the right to cumulate their votes in the election of directors but are not entitled to any preemptive rights.

     As of June 15, 1999, there were 59,750,920 shares of common stock issued and outstanding, including 1,366,812 shares held by a subsidiary for distribution to certain creditors. All shares of common stock have equal rights to participate in dividends and, in the event of liquidation, assets available for distribution to shareholders, subject to any preference established with respect to preferred stock. Shares of common stock carry no conversion subscription rights, and are not subject to redemption. All outstanding shares of common stock are, and any shares of common stock issued upon conversion of any convertible securities will be, fully paid and nonassessable. The Company may pay dividends on the common stock when, as and if declared by the Board of Directors. Dividends may be declared in the discretion of the Board of Directors from funds legally available therefore, subject to restrictions under agreements related to Company indebtedness.

     AFG is authorized to issue 12,500,000 shares of voting preferred stock and 12,500,000 shares of nonvoting preferred stock, each without par value, none of which is outstanding. AFG's Articles of Incorporation authorize the board of directors, without further shareholder approval, to designate for any series of preferred stock not fixed in AFG's Articles of Incorporation the designations, preferences, conversion rights, and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as they determine and as are permitted by law.

     The affirmative vote of the holders of a majority of the outstanding shares of common stock is required to amend the Articles of Incorporation and to approve mergers, reorganizations, share exchanges and similar transactions.

     The outstanding shares of common stock are listed on the New York Stock Exchange and trade under the symbol "AFG." AFG acts as its own transfer agent and registrar.

                              PLAN OF DISTRIBUTION

     AFG and the Trust may sell the securities (a) through underwriters or dealers, (b) directly to one or more purchasers, or (c) through agents. The prospectus supplement will include the names of underwriters, dealers or agents retained. The prospectus supplement also will include the purchase price of the securities, AFG's proceeds from the sale, any underwriting discounts or commissions and other items constituting underwriters' compensation, and any securities exchanges on which the securities may be listed.

     The underwriters will acquire the securities for their own account. They may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     Underwriters, dealers, and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from AFG and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act.

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     AFG may have agreements with the underwriters, dealers, and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

     Underwriters, dealers and agents may engage in transactions with, or perform services for, AFG or its subsidiaries in the ordinary course of their business.

                                 LEGAL MATTERS

     The validity of the securities offered hereby other than the preferred securities will be passed upon for the Company and the Trust by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio. Certain United States federal income taxation matters also will be passed upon for the Company and the Trust by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Washington, D.C. Attorneys in the Keating, Muething & Klekamp law firm hold certain securities of the Company and the Trust. Certain matters of Delaware law relating to the validity of the preferred securities will be passed upon for the Trust by Morris, Nichols, Arsht & Tunnell, Wilmington, Delaware.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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